02028984

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Power Corp. of Canada

*CURRENT ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 137 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/14/02

Power Corporation of Canada

Annual Report 2001

Financial Highlights For the years ended December 31

	(in millions of dollars, except per share information)	
	2001	2000
Total revenue	**18,360**	16,885
Net earnings	**618**	657
Operating earnings per participating share, before goodwill amortization and non-recurring items	**2.87**	2.50
Net earnings per participating share	**2.74**	2.93
Dividends paid per participating share	**0.6750**	0.5750
Consolidated assets	**68,730**	60,632
Consolidated assets and assets under administration	**182,641**	142,289
Shareholders' equity	**4,692**	3,938
Book value per participating share	**19.38**	16.91
Participating shares outstanding *(in millions)*	**221.1**	220.4

CONTENTS

Si vous préférez recevoir ce rapport annuel en français, veuillez vous adresser au Secrétaire,

Power Corporation du Canada
751, square Victoria, Montréal (Québec) Canada H2Y 2J3 ou
bureau 2600, Richardson Building, 1 Lombard Place,
Winnipeg (Manitoba) Canada R3B 0X5

Power Corporation of Canada is a diversified management and holding company.

Power Corporation holds the controlling interest in **Power Financial Corporation**, which in turn controls Great-West Lifeco Inc. and Investors Group Inc. Power Financial and the Frère group each hold a 50 per cent interest in Parjointco N.V., which controls Pargesa Holding S.A. Power Corporation also holds a 100 per cent interest in Gesca Ltée and Power Technology Investment Corporation.

Great-West Lifeco Inc. holds a 100 per cent interest in The Great-West Life Assurance Company ("Great-West Life") and in Great-West Life & Annuity Insurance Company. Great-West Life also holds a 100 per cent interest in London Insurance Group Inc., which in turn owns a 100 per cent interest in London Life Insurance Company. Total assets and assets under administration of Lifeco and its operating subsidiaries are over $98 billion.

The Great-West Life Assurance Company is a Canadian life and health insurance company providing group insurance and disability insurance products plus a broad selection of insurance and retirement savings and income products, including a range of investment funds.

London Life Insurance Company offers financial security advice through its Freedom 55 Financial division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada and operates internationally through its subsidiary London Reinsurance Group Inc., a supplier of reinsurance in the United States and Europe.

Great-West Life & Annuity Insurance Company operates in the United States of America, providing employee benefits for corporations and meeting the retirement income needs of employees in the public/non-profit sector.

Investors Group Inc. is one of Canada's leading financial services companies with over $41.6 billion in assets under management and a network of 3,400 consultants. In addition to an exclusive family of mutual funds, managed asset and other investment vehicles, Investors Group offers a wide range of mortgage, insurance and brokerage services. Together, Investors Group and Mackenzie Financial Corporation comprise Canada's largest mutual fund organization with over $80 billion in assets under management and administration.

Mackenzie Financial Corporation is an integrated financial services company whose core business is the management of mutual funds in Canada, with a distribution relationship with over 37,000 independent financial advisers. Mackenzie offers a family of mutual and segregated funds, provides trustee, administrative and securities services and offers a wide variety of deposit and lending products.

The Pargesa group holds significant positions in a selected number of large companies based in Europe. These companies operate in strategic industries including media, energy, water, waste services, and specialty minerals.

Gesca Ltée holds a 100 per cent interest in the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario.


POWER CORPORATION OF CANADA
100%
67.5%
Gesca Ltée
Power Financial Corporation
Cash, Investments & Corporate Assets
(1)
77.8% (2)
4.4%
3.5%
56.2%
Pargesa Holding S.A.
Great-West Lifeco Inc.
Investors Group Inc.
100%
100%
100%
100%
100%
Great-West Life & Annuity Insurance Company
The Great-West Life Assurance Company
London Life Insurance Company
Investors Group
Mackenzie Financial Corporation

Above percentages denote participating equity interest as at December 31, 2001.

(1) Through its wholly owned subsidiary, Power Financial Europe B.V., Power Financial Corporation held a 50 per cent interest in Parjointco N.V. Parjointco held a voting interest of 61.4 per cent and an equity interest of 54.6 per cent in Pargesa Holding S.A.

(2) 65 per cent direct and indirect voting interest

Power Corporation reported operating earnings, before amortization of goodwill and other items of a non-recurring nature, of $646 million or $2.87 per participating share in 2001, compared with $563 million or $2.50 per share for the corresponding period of 2000. This represents an increase of 14.8 per cent on a per share basis, mainly attributable to an increase in Power Financial's contribution.

Goodwill amortization, which primarily consists of the Corporation's share of goodwill recorded by its subsidiaries, was $75 million in 2001 or $0.34 per share, compared with $44 million in 2000 or $0.19 per share. The increase results mainly from goodwill amortization recorded by Investors Group Inc. on the acquisition of Mackenzie Financial Corporation in the second quarter of the year.

As previously reported, Power Corporation's share of specific charges recorded by Great-West Lifeco Inc., in 2001 relating to Alta Health & Life Insurance Company and to a claims provision resulting from the September 11, 2001 events, amounted to $128 million or $0.58 per share.

Other income was $175 million or $0.79 per share in 2001, compared with $138 million or $0.62 per share in 2000. In 2001, other income includes the Corporation's share of other income recorded by Power Financial, primarily related to the acquisition of Mackenzie by Investors Group and, to a lesser extent, to net gains recorded by the Pargesa group, as well as the Corporation's share of net non-recurring items related to Power Technology Investment Corporation (PTIC) and Gesca Ltée. In 2000, other income was composed of gains realized by Power Broadcasting Inc. (the predecessor company of PTIC) on the sale of its communications assets and, to a lesser extent, of the Corporation's share of non-recurring items recorded by Pargesa Holding.

Net earnings, including amortization of goodwill and other items of a non-recurring nature, were $618 million in 2001 or $2.74 per share, as against $657 million or $2.93 per share in 2000.

Dividends

Dividends paid in 2001 on the Corporation's Participating Preferred and Subordinate Voting Shares rose to 67.5 cents per share, compared with 57.5 cents per share in 2000, an increase of 17 per cent. Common share dividends were also increased during the year at Power Financial Corporation, Great-West Lifeco Inc., Investors Group Inc. and Pargesa Holding S.A.

Subsidiaries' Results

Power Financial Corporation's operating earnings, before goodwill amortization and non-recurring items, were $906 million or $2.53 per common share in 2001, compared with $789 million or $2.18 per share in 2000 for an increase of 16.1 per cent. Most of the growth is attributable to both Great-West Lifeco and Investors Group.

Goodwill amortization consists primarily of Power Financial's share of goodwill amortization recorded by its subsidiaries. Goodwill amortization for 2001 was $107 million or $0.31 per share, compared with $63 million or $0.18 per share in 2000. This increase results from goodwill recorded by Investors Group on the acquisition of Mackenzie Financial during the second quarter of the year. Power Financial's share of specific charges recorded in 2001 by Great-West Lifeco, relating to Alta Health & Life and to a claims provision resulting from the events of September 11, 2001, amounted to $189 million or $0.55 per share.

Other income was $269 million or $0.77 per share in 2001, compared with $60 million or $0.18 per share in 2000. Other income in 2001 consisted of net non-recurring items of $197 million recorded during the second quarter of 2001 in connection with the acquisition of Mackenzie Financial as well as Power Financial's share of gains attributable to the Pargesa group. Power Financial's net earnings, including goodwill amortization and other items of a non-recurring nature, were $879 million or $2.44 per share in 2001, as against $786 million or $2.18 per share in 2000.

Great-West Lifeco reported net income attributable to common shareholders on an adjusted basis of $753 million for the 12 months ending December 31, 2001, an increase per share of 18 per cent over 2000. This result is before two specific adjustments, composed of a third-quarter claims provision in Canadian operations of $73 million from the events of September 11, 2001, and a second-quarter charge of $165 million in United States operations associated with Alta Health & Life. Net income including these non-recurring charges was $515 million, compared with $643 million in 2000.

Great-West Lifeco, in Canada, reported adjusted consolidated net earnings attributable to common shareholders of $322 million, up 25 per cent from a year ago. This adjusted result excludes a third-quarter charge of $73 million related to a reinsurance claims provision resulting from the events of September 11, 2001. Including the September 11, 2001 charge, Canadian consolidated net earnings of Great-West Lifeco attributable to common shareholders were $249 million, compared with $257 million a year ago.

Great-West Lifeco, in the United States, reported adjusted consolidated net earnings of $431 million, compared with $386 million a year ago, an increase of 12 per cent. The United States adjusted result does not include a non-recurring charge of $133 million after tax or operating losses of $32 million recognized in the second quarter of 2001, both associated with Alta Health & Life.

Investors Group reported net income attributable to common shareholders of $388 million, being an increase per share of 16 per cent, prior to goodwill amortization and a restructuring charge related to the acquisition of Mackenzie Financial Corporation, compared with $284 million in 2000. After accounting for a restructuring charge related to the Mackenzie acquisition of $96 million pre-tax taken in the second quarter, net income was $332 million prior to goodwill amortization and $260 million after goodwill amortization. Assets under management and administration of Investors Group at December 31, 2001 totalled $83.1 billion, compared with $46.2 billion in 2000, reflecting the increase in assets resulting from the Mackenzie acquisition.

Mutual fund sales related to Investors Group's operations for the twelve-month period were $6.0 billion, compared with $7.1 billion in the prior year. Mutual fund net sales for the period were $1.03 billion, compared with $976 million in the prior year.

Mackenzie's Canadian operations reported mutual fund sales for the year ended December 31, 2001 of $5.5 billion, compared with $6.2 billion in the prior year. Mutual fund net sales for the period were $280 million, compared with $1.5 billion in 2000. Mackenzie showed strong investment performance relative to a general decline in markets.

Power Financial's share of net operating earnings of its European affiliate, before goodwill amortization, was $39 million

Book Value per Share (in dollars)



11.65
13.88
14.64
16.91
19.38
97
98
99
00
01

Earnings per Share before Amortization of Goodwill and Non-Recurring Items (in dollars)



1.20
1.59
1.92
2.50
2.87
97
98
99
00
01

in 2001, as compared with $52 million in 2000. In addition, Power Financial's net share of other income of a non-recurring nature recorded by Pargesa amounted to $72 million in 2001, as compared with $60 million in 2000.

In 2001, Pargesa's operating earnings were impacted principally by a lower contribution from the media sector, partly offset by higher dividends received from TotalFinaElf and Suez. Bertelsmann and RTL Group had to face the economic slowdown and especially lower advertising revenues combined with Internet expenses and the impact of the September 11 events on markets in which they operate. Pargesa recorded earnings of a non-recurring nature of $268 million in 2001, including the gain resulting from the exchange by GBL of its 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann, compared with $221 million in 2000.

The net contribution of Power Corporation's wholly owned subsidiaries, Gesca Ltée and Power Technology Investment Corporation, was nil in 2001, compared with $106 million in 2000. In 2000, Power Broadcasting Inc. (PBI), the predecessor company of PTIC, recorded net gains as a result of the sale of all its communications assets. In 2001, the net gains recorded by PTIC were lower than those in 2000 and relate primarily to its investment in BioChem Pharma Inc. Also, during 2001 the Corporation recorded the impact of costs to be incurred by Gesca as a consequence of the signature of an outsourcing contract discussed later in this report.

Group Developments

North America

Financial Services

In April 2001, Investors Group successfully completed the acquisition of Mackenzie Financial Corporation in payment for which Investors Group issued 38,802,952 of its common shares and paid $3.2 billion in cash. Power Financial and Great-West Life participated in the transaction by investing in common shares of Investors Group. Mackenzie is one of Canada's premier manufacturers and distributors of mutual funds and other managed asset products. Mackenzie was particularly attractive to Investors Group for its success in focusing on the independent financial planner and full-service broker distribution channels. Together, Investors Group and Mackenzie comprise Canada's largest mutual fund, managed asset and wealth creation companies.

In November 2001, Power Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series B, at $25 per share for gross proceeds of $200 million, carrying a 5.35% annual dividend. Proceeds were used to supplement the Corporation's financial resources and for general corporate purposes.

Technology and Communications

Following the sale of all of its communications assets in 2000, PBI was renamed PTIC and redeployed in the biotechnology and technology sectors. Part of the proceeds from the sale were re-invested in shares of BioChem Pharma, which was subsequently amalgamated with Shire plc, and in other investments.

In mid-January 2001, Gesca Ltée successfully completed the acquisition of Unimédia Inc., a French-language newspaper publishing company. The transaction included, among other assets, three daily newspapers: *Le Soleil* in Québec City, *Le Droit* in Ottawa, and *Le Quotidien* in Chicoutimi, as well as 15 weeklies and three printing operations. In February 2001, Gesca sold almost all its weekly newspapers, including the weekly papers and various other publications acquired in the Unimédia transaction. Early in 2002, Gesca entered into two agreements. Under the first, Gesca will outsource the printing of *La Presse* and its related products. Under the second agreement, which is subject to due diligence and regulatory approval, Gesca will sell three commercial printing plants. In conjunction with these sales, Gesca signed a long-term contract to outsource the printing of *Le Soleil, Le Nouvelliste,* and *Le Droit.*

Europe

In April 2001, the Pargesa group continued its ongoing program directed at simplifying its organizational structure by amalgamating two of its major holding companies: Groupe Bruxelles Lambert S.A. and Electrafina S.A. The amalgamated entity kept the name Groupe Bruxelles Lambert S.A. Pargesa held a 48.1 per cent equity interest (50.1 per cent of the voting rights) in the new Groupe Bruxelles Lambert S.A. at December 31, 2001.

In July 2001, Groupe Bruxelles Lambert successfully closed the transaction announced earlier in the year whereby GBL exchanged its 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann AG. The transaction also allows the Pargesa group's media interests, which were focused in Europe and on television and radio, to evolve into a much diversified global media business with book and magazine publishing, music, television, radio, printing, electronic media, and Internet activities in Europe, North America and Asia.

Board of Directors

At the Annual Meeting on May 17, 2001, shareholders elected Mr. Anthony R. Graham, Dr. James R. Nininger and Mr. Amaury-Daniel de Seze to the Board of Directors.

Mr. Graham is President of Wittington Investments, Limited, an investment management company based in Toronto, Canada, and brings to Power the benefit of many years of experience in the Canadian financial services industry.

Dr. Nininger, until August 2001, was President and Chief Executive Officer of the Conference Board of Canada, a well known independent applied research organization.

Mr. de Seze is President and Chief Executive Officer of P.A.I. management, a private equity investment corporation based in Paris, France.

Five Directors are retiring from the Board, having reached the normal age of retirement under the Corporation's by-laws.

Mr. James W. Burns served as President of the Corporation from 1979 to 1986 and as Deputy Chairman from 1986 to the present. He served as Chairman and Chief Executive Officer of Power Financial Corporation from 1986 to 1990. Mr. Burns began his outstanding career with Great-West Life in 1953. He rose to become its President and Chief Executive Officer in 1971 and Chairman in 1978. He is also Chairman of Great-West Lifeco and London Life and serves as a member of the Board and Executive Committees of Investors Group and several other Power group companies. In recognition of his long service and continuing contribution to the affairs of the group, Mr. Burns will be named Director Emeritus of Power Corporation.

The Honourable William G. Davis was first elected to the Board in 1985, following a distinguished career of public service which included 14 years as Premier of the Province of Ontario. He served as Chairman of the Audit Committee, as well as a member of the Executive and Compensation committees of the Board. He has also served as Vice-Chairman of the Power Corporation International Advisory Council, a post he will continue to hold following his retirement from the Board.

Mr. F. Ross Johnson joined the Board in 1982 bringing with him many years of experience in business in North America. He served Power Corporation as Chairman of the Compensation Committee and as a member of the Executive Committee and the International Advisory Council. He will continue to serve as a member of the Council.

Mr. Jacques de Larosière de Champfeu became a Director in 1998 following a remarkable career which has included service as

Governor of the Bank of France, Managing Director of the International Monetary Fund, and President of the European Bank for Reconstruction and Development.

Dr. Sylvia Ostry has served as a Director of Power Corporation since 1997 and of Power Financial Corporation since 1990. She served as a member of the Audit Committee of each company, as well as a member of the Power Corporation International Advisory Council. Dr. Ostry is a leading academic and public servant with distinguished service as a Deputy Minister, as Ambassador for Canada as well as Head of the Economic and Statistics Department of the Organization for Economic Cooperation and Development in Paris, France. She will continue to serve as a member of the Power Corporation International Advisory Council.

The Board wishes to thank each of these Directors for their outstanding contribution over the years to the Board and to the growth and development of the Corporation.

Conclusion

The results for the year 2001 are more than satisfactory and are the product of Power Corporation's strategy of providing long-term growth in value for its shareholders.

The tragic events of September 11, 2001 have affected the lives of many. They have changed the world in which we live and have had an impact on the economies of the countries in which we invest. The companies in our group have risen to this challenge and are well placed to participate in economic recovery.

Above all, our society is resilient and the fundamental values which we hold – freedom, democracy and tolerance – will serve us well through difficult times.

Your Directors wish to express gratitude on behalf of the shareholders for the important contribution of the employees and representatives of Power Corporation and its associated companies to the successful results that have been achieved in the year 2001.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and Co-Chief Executive Officer

André Desmarais
President and Co-Chief Executive Officer

April 8, 2002

Except as otherwise indicated, all figures are expressed in Canadian dollars.

Forward-Looking Statements

This report includes forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

Readers are referred to the condensed supplementary financial statements of Power Corporation further in this annual report. The supplementary financial statements set out the sources of the earnings, assets and capital resources of the Corporation.

This section of the annual report deals with financial results for the year 2001, and the following describes the structure of the group at December 31, 2001.

The principal asset of Power Corporation of Canada (Power Corporation) is its 67.5 per cent interest in Power Financial Corporation (Power Financial), which holds substantial interests in the financial services field in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). These companies and their subsidiaries manage and distribute an extensive range of financial products and services to individuals and corporations as well as public and non-profit entities and constitute an important part of the assets and results of the Corporation. In Canada, Lifeco controls a 100 per cent voting interest in The Great-West Life Assurance Company (Great-West Life), which in turn holds 100 per cent of London Insurance Group Inc. (LIG); LIG in turn holds 100 per cent of London Life Insurance Company (London Life). In the United States, Lifeco controls a 100 per cent voting interest in Great-West Life & Annuity Insurance Company (GWL&A). In April of 2001, Investors Group acquired 100 per cent of Mackenzie Financial Corporation (Mackenzie).

Power Financial also holds, jointly with the Frère group of Belgium, a controlling interest in Pargesa Holding S.A. (Pargesa). The Pargesa group has substantial holdings in a selected number of major media (Bertelsmann AG), oil and gas, and petrochemicals (TotalFinaElf), energy, water and waste services (Suez) and specialty minerals (Imerys) companies based in Europe.

Through its wholly owned subsidiary, Gesca Ltée (Gesca), Power Corporation has a direct interest in the communications sector. Gesca has for a long time been engaged in the publication of newspapers, and in the printing and publishing sector in Québec. As previously reported, in January 2001, Gesca completed the acquisition of Unimédia Inc., which published three daily newspapers (*Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi). In February 2001, Gesca sold almost all its weekly newspapers, including the weekly papers and various other publications acquired in the Unimédia transaction.

In July 2001, Gesca and Bell Globemedia Interactive, a division of Bell Globemedia Inc., announced a new venture to market Workopolis products and services to Québec recruiters and job seekers. A French edition of workopolis.com was launched in mid-September with all the tools and features that have made workopolis.com the leading online job site in Canada.

In November 2001, Gesca joined G.T.C. Transcontinental Group Ltd. and Metro International S.A., the world's leading publisher of free transit-system newspapers, by acquiring a minority participation in *Métro*. The newspaper has a circulation of over 100,000 and is distributed in the 65 stations of Montréal's subway system.

Following the sale of all its communications assets in 2000, Power Broadcasting Inc. (PBI), another wholly owned subsidiary of the Corporation, was renamed Power Technology Investment Corporation (PTIC); PTIC focuses on the technology and biotechnology sectors.

Power Corporation also has investments in Asia, including a 4.6 per cent interest in CITIC Pacific Limited.

Management's discussion and analysis of the Corporation's 2001 financial results focuses mainly on the operations of each of the principal entities within the group; information regarding the subsidiaries and affiliate is based upon information provided by them. In addition to the consolidated financial results presented in this report, management has also prepared condensed supplementary financial statements of the Corporation, as in previous years, with its principal subsidiaries accounted for on the equity basis in order to facilitate the discussion and analysis of each of its activities. A discussion of the financial results, assets, liquidity and financial resources, and the outlook for Power Financial's subsidiaries and for Pargesa, have been provided to give readers a greater understanding of Power Corporation's underlying assets, earnings base and financial resources. In establishing its statement of earnings, Power Financial uses the flow-through presentation as reported by Pargesa. Pargesa's financial statements may be adjusted to conform to Canadian GAAP.

Power Financial, Lifeco, Great-West Life, LIG, London Life and Investors Group each publish an annual report. Pargesa will publish its 2001 annual report in May 2002. Copies of the annual reports of Lifeco, Great-West Life, LIG, London Life, Investors Group and Pargesa are available from the Secretary of each of these companies or from the Secretary of Power Corporation.

Presentation of Financial Results

In analyzing its financial results with its principal subsidiaries accounted for on an equity basis, Power Corporation subdivides its net earnings into the following components:

- operating earnings, before goodwill amortization and non-recurring items, which include Power Corporation's share of operating earnings, before goodwill amortization and non-recurring items, of its subsidiaries as well as results from corporate activities. Non-recurring items include the Corporation's indirect share of specific charges recorded by Lifeco in 2001 as well as other income.Excluding non-recurring items from the share of earnings of subsidiaries provides a better sense of the performance of these companies' ongoing operations. Operating earnings are presented in a consistent manner compared with previous years, except for the impact of goodwill amortization which has been isolated in order to provide a basis for comparison in the future, given the new accounting rules regarding goodwill (see Note 1 to the financial statements), and the 2000 results have been revised accordingly;

- goodwill amortization, which represents the impact of goodwill related to subsidiaries (both amortization of Power Corporation's own goodwill on its investments and its share of goodwill recorded by subsidiaries). Included in goodwill amortization for the full years 2000 and 2001 is the Corporation's share of goodwill amortization as reported by Pargesa, representing $0.02 per share in 2000 and in 2001;

- share of specific charges recorded by Lifeco in 2001, relating to Alta and to the September 11 events;

- other income, which includes the Corporation's share of other income recorded by subsidiaries.

Highlights

In 2001, Power Corporation posted net earnings of $618 million, compared with $657 million in 2000. Earnings per participating share amounted to $2.74 in 2001, compared with $2.93 in 2000.

Operating earnings, before goodwill amortization and non-recurring items (as described above), amounted to $646 million, or $2.87 per participating share, compared with $563 million or $2.50 per share in 2000, an increase of 14.8 per cent on a per share basis; year-over-year variance in operating earnings, before goodwill amortization and non-recurring items (+ $83 million in total) primarily reflects the significant increase (+ $77 million) in the share of operating earnings, before goodwill amortization and non-recurring items, from subsidiaries, mainly due to strong operating results recorded by Power Financial.

Consolidated revenues for the year ended December 31, 2001 were $18.4 billion, compared with $16.9 billion in 2000. This increase is primarily due to increases in premium income and fee income. Consolidated expenses were $16.6 billion in 2001, compared with $15.1 billion in 2000, due principally to increases in amounts paid or credited to policyholders as well as operating expenses and special charges. The accounts include the revenues and expenses of Mackenzie for the period starting on the acquisition date.

Consolidated assets and assets under administration of the Power Corporation group of companies stood at $182 billion at the end of 2001 (2000 – $142 billion).

Power Corporation's consolidated assets stood at $68.7 billion at year-end 2001, as against $60.6 billion at the end of 2000.

Assets under administration increased to $113.9 billion at the end of 2001 from $81.7 billion in 2000. These include the segregated funds of Lifeco, which are predominantly used to fund pension plan obligations of policyholders and provide clients with a vehicle for investing in group and individual savings plans; the market value of these segregated funds was $38.9 billion as at December 31, 2001 (2000 – $37.2 billion). Investors Group's mutual fund assets, at market value, were $75.0 billion in 2001, compared with $44.5 billion at the end of 2000; this increase is mainly due to the inclusion of Mackenzie's mutual fund assets. Mutual fund assets consist of clients' assets invested in proprietary mutual funds and other co-branded funds. Lifeco and Investors Group earn fee income from the management and administration of these assets.

(In this section of the analysis, the principal subsidiaries are accounted for on an equity basis.)

Earnings Summary

Operating Earnings, before Goodwill Amortization and Non-Recurring Items

Share of operating earnings of subsidiaries

The Corporation's share of operating earnings of its subsidiaries Power Financial, Gesca and PTIC – before goodwill amortization, share of specific charges and other income – was $598 million in 2001, compared with $521 million in 2000.

Earnings Summary *(in millions of dollars, except per share amounts)*

	2001		2000		
	Total (1)	per share	Total (1)	per share	%
Operating earnings	**646**	**2.87**	563	2.50	14.8
Goodwill amortization	**(75)**	**(0.34)**	(44)	(0.19)	
Share of specific charges	**(128)**	**(0.58)**			
Other income	**175**	**0.79**	138	0.62	
Net earnings	**618**	**2.74**	657	2.93	

(1) before dividends on preferred shares

As in previous years, Power Financial was the major contributor to the increase in share of operating earnings; complementary information on the results of Power Financial and its subsidiaries and affiliate is found below in the corresponding sections of the discussion and analysis.

Corporate activities

In 2001, the net contribution related to corporate activities was a profit of $48 million, compared with $42 million in 2000. These activities consist of income from investments less operating expenses, depreciation, and income taxes (as explained above, the amortization of the Corporation's own goodwill on its subsidiaries is now included under "goodwill amortization").

Included in income from investments are gains recorded on the sale of marketable securities. As previously reported, the Corporation has, over the years, invested a portion of its cash in funds which, from time to time, make distributions in kind of securities when they go public. In 1999 and 2000 and, to a lesser extent, in 2001, the Corporation received securities of companies in the high-tech sector. Some of these securities were subsequently sold, while others were held and in most cases hedges were put in place to minimize risks. Most of these hedges matured in 2000 and 2001, with the balance maturing in the first quarter of 2002. Overall, after-tax net gains derived from the sale or hedging of such securities amounted to $71 million in 2001 ($0.32 per share), while hedges maturing early in 2002 will provide an additional $18 million after tax ($0.08 per share).

Goodwill amortization

Goodwill amortization, which consists primarily of Power Corporation's share of goodwill amortization recorded by its subsidiaries, amounted to $75 million ($0.34 per share) in 2001, compared with $44 million ($0.19 per share) in 2000. The increase in goodwill amortization in 2001 results mainly from goodwill recorded by Power Financial's subsidiary Investors Group on the acquisition of Mackenzie.

Share of specific charges recorded by Lifeco

As reported in interim reports of the Corporation, Lifeco recorded charges in the first half of 2001 of $165 million, after tax, in United States operations related to Alta Health & Life Insurance Company, a subsidiary of GWL&A; Power Corporation's share of these charges amounted to $88 million or $0.40 per share. In addition, third-quarter earnings of Lifeco include a claims provision in Canadian operations of $73 million, after tax, from the events of September 11, 2001, which translates into $40 million, or $0.18 per share, for Power Corporation (for further information about these special items, please refer below to the section concerning the results of Lifeco).

Other income

Other income of a non-recurring nature, calculated on an equity basis, was $175 million in 2001, compared with $138 million in 2000; these figures include Power Corporation's share of other income recorded by its subsidiaries.

The major component for 2001 is the Corporation's share of Power Financial's other income, consisting primarily of a dilution gain resulting from the issuance of common shares by Investors Group in connection with the acquisition of Mackenzie, partly offset by Power Financial's net share of a restructuring charge related to this acquisition and, to a lesser extent, of its share of net gains attributable to the Pargesa group. Also included are Power Corporation's share of net capital gains recorded by PTIC, as well as its share of costs to be incurred by La Presse as a consequence of the outsourcing contract signed early in 2002 (please refer to Subsequent Events further in this report).

In 2000, other income included net gains realized by PBI on the sale of its communications assets ($97 million) and Power Corporation's share of net gains recorded by Pargesa.

Assets and Liabilities

Cash and cash equivalents, composed of high-quality financial instruments, amounted to $386 million at the end of 2001, compared with $105 million at the end of 2000 (in this section, cash and cash equivalents do not include cash held by principal subsidiaries when accounted for on an equity basis). In the last quarter of 2001, the Corporation received net proceeds of $194 million from the issue of preferred shares, as explained below.

The carrying value of investments in subsidiaries, when accounted for under the equity method, increased to $3.6 billion at year-end, compared with $3.1 billion in 2000, and represents the Corporation's interests in Power Financial, Gesca and PTIC. The net increase is primarily due to the share of net earnings of the subsidiaries, net of dividends received by the Corporation, for an amount of $362 million, and to a lesser extent to the positive net variation of foreign translation adjustments for $90 million.

Other investments amounted to $628 million at the end of 2001 (2000 – $645 million) and included $435 million of marketable securities ($437 million in 2000) and $193 million of unquoted securities ($208 million in 2000). The most significant investment was a 4.6 per cent interest in CITIC Pacific Limited, at a cost of $434 million at year-end, unchanged from 2000.

The Corporation uses various financial instruments to hedge either foreign currency fluctuations on its holdings of foreign currency denominated temporary investments or marketable securities, or the value of marketable securities received on distributions and included in other investments. The principal objective in using financial instruments is to protect the value of assets and/or expected cash flows, and the use of these instruments is monitored on an ongoing basis by senior management. Such hedging transactions are entered into with highly rated financial institutions.

Liquidity and Capital Resources

In managing cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates; as reported above, in order to protect against such fluctuations, the Corporation enters, from time to time, into currency hedging transactions. As at December 31, 2001, nearly all of the $386 million of cash and cash equivalents were denominated in Canadian dollars, or in foreign currencies combined with currency hedges.

Cash requirements for the payment of dividends are met by dividend income from the subsidiaries, interest and dividends on cash and cash equivalents, and, when required, the Corporation's cash position. The annual dividends declared on the participating shares of Power Corporation increased from 57.50 cents to 67.50 cents in 2001.

Shareholders' Equity

Shareholders' equity at the end of 2001 was $4.7 billion, up from $3.9 billion as at December 31, 2000. The Corporation is predominantly capitalized by participating shares.

In November 2001, the Corporation issued $200 million of 5.35% Non-Cumulative First Preferred Shares, Series B. The 8,000,000 shares were issued at a price of $25.00 per share; dividends on the Series B First Preferred Shares equal $1.3375 per share per annum, payable quarterly. These preferred shares are perpetual, and may be redeemed for cash by the Corporation on and after November 28, 2006, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share if shares are redeemed prior to November 28, 2010, and at $25.00 per share thereafter.

Additionally, at year-end, there were 6,000,000 5.60% Non-Cumulative First Preferred Shares, Series A, outstanding with a carrying value of $150 million, and 1,139,878 Cumulative Redeemable First Preferred Shares, 1986 Series, outstanding with a carrying value of $57 million; during the year, the Corporation purchased for cancellation 80,000 of these shares.

Participating shareholders' equity was $4.3 billion at the end of 2001, compared with $3.7 billion at the end of 2000. This increase is mainly due to:

- the increase in retained earnings, for an amount of $461 million;
- a net $90 million increase in foreign currency translation adjustments. These adjustments relate principally to the Corporation's indirect investment, through Power Financial, in Pargesa and in Lifeco's U.S. operations.

In 2001, the Corporation issued 721,830 Subordinate Voting Shares under the terms of the Executive Stock Option Plan, which resulted in an increase in stated capital of $7 million (473,250 shares were issued in 2000, for an increase in stated capital of $4 million).

No Subordinate Voting Shares were purchased in 2001 under the Corporation's Normal Course Issuer Bid; in 2000, the Corporation purchased and cancelled 1,030,500 shares for an aggregate amount of $22 million.

Book value per Subordinate Voting Share was $19.38 at the end of 2001, compared with $16.91 one year earlier.

Subsequent Events

Early in 2002, Gesca entered into two important agreements with Transcontinental Group. Under the terms of the first agreement, Gesca will outsource the printing of *La Presse* and its related products for an initial period of 15 years, with provision for renewal. This represents a turning point and allows for the carrying out of a development plan for *La Presse.* This agreement, which provides that Transcontinental Group will build and operate a new printing plant with state-of-the-art technology, was made possible by the conclusion of negotiations between *La Presse* and the pressmen's, photoengravers', maintenance, shipping and distribution unions. These negotiations, which affect 230 positions, contained measures that will facilitate voluntary retirement for a great majority of the employees. Furthermore, on March 6, Gesca and Transcontinental Group signed an agreement, subject to due diligence and regulatory approval, under the terms of which Gesca will sell to Transcontinental Group three commercial printing plants; in conjunction with these sales, Gesca signed a long-term contract with Transcontinental Group for the printing of *Le Soleil, Le Nouvelliste,* and *Le Droit.* These transactions reflect Gesca's willingness to concentrate all its energies on the production of diversified high-quality content for all of its newspapers.

A wholly owned subsidiary of Power Corporation has committed to invest up to €100 million ($140 million) in a new European private equity investment fund named Private Equity Partners Europe. Power owns 100 per cent of the shares of the Paris-based management company of the fund. GBL has also committed to invest up to €50 million ($70 million) in the fund.

Independent Ratings of Power Corporation

As at December 31, 2001	Dominion Bond Rating Service	Standard & Poor's Corporation
Preferred shares		
Cumulative	Pfd-2 (high)	P-1 (low)
Non-cumulative	Pfd-2 (high)n	P-1 (low)

Condensed Supplementary Financial Statements December 31 *(in millions of dollars)*

	2001	2000
Condensed Statements of Earnings		
Share of earnings of subsidiaries, before goodwill amortization and non-recurring items	**598**	521
Corporate activities	**48**	42
Operating earnings, before goodwill amortization and non-recurring items	**646**	563
Amortization of goodwill	**(75)**	(44)
Share of specific charges	**(128)**	
Other income, net of income taxes	**175**	138
Net earnings	**618**	657
Earnings per participating share *(in dollars)*		
Operating earnings, before goodwill amortization and non-recurring items	**2.87**	2.50
Net earnings	**2.74**	2.93
Condensed Balance Sheets		
Cash and cash equivalents	**386**	105
Investments		
Subsidiaries and affiliate at equity	**3,596**	3,141
Other	**628**	645
	4,224	3,786
Other assets	**228**	269
Total assets	**4,838**	4,160
Accrued liabilities and other	**146**	222
Shareholders' equity		
Non-participating shares	**407**	211
Participating shareholders' equity	**4,285**	3,727
	4,692	3,938
Total liabilities and shareholders' equity	**4,838**	4,160

Power Corporation of Canada
Shareholders' Equity
(in billions of dollars)



2.64
3.15
3.45
3.94
4.69
97
98
99
00
01

Power Corporation of Canada
Share of Earnings of Subsidiaries, before Goodwill Amortization and Non-Recurring Items
(in millions of dollars)



287
372
443
521
598
97
98
99
00
01

Readers are referred to the condensed supplementary financial statements of Power Financial further in this annual report.

Presentation of Financial Results

In analyzing financial results of the corporation with its principal subsidiaries Lifeco and Investors Group accounted for on an equity basis, net earnings are subdivided into the following components:

- operating earnings, before goodwill amortization and non-recurring items, which include the corporation's share of operating earnings, before goodwill amortization and non-recurring items, of its subsidiaries and affiliate as well as results from corporate activities. Non-recurring items include share of specific charges recorded by Lifeco in 2001 as well as other income. Excluding non-recurring items from share of earnings of subsidiaries and affiliate provides a better sense of the performance of these companies' ongoing operations. Operating earnings are presented in a consistent manner compared with previous years, except for the impact of goodwill amortization which has been isolated in order to provide a basis for comparison in the future, given the new accounting rules regarding goodwill, and the 2000 results have been revised accordingly;

- goodwill amortization, which represents the impact of goodwill related to subsidiaries and affiliate (both amortization of the corporation's own goodwill on its investments and its share of goodwill recorded by subsidiaries and affiliate). Included in goodwill amortization for the full years 2000 and 2001 is the corporation's share of goodwill amortization as reported by the Pargesa group, representing $0.02 per share in 2000 and in 2001;

- share of specific charges recorded by Lifeco in 2001, relating to Alta and to the September 11 events;

- other income, which in 2001 includes the corporation's after-tax share of the restructuring charge recorded by Investors Group during the second quarter, related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie.

Earnings

In 2001, net earnings of Power Financial were $879 million, compared with $786 million in 2000. On a per share basis, earnings per common share were $2.44 in 2001, compared with $2.18 in 2000.

Operating Earnings, before Goodwill Amortization and Non-Recurring Items

Operating earnings (before impact of goodwill amoritization related to subsidiaries, share of specific charges, and other income, as described above) amounted to $906 million or $2.53 per common share, compared with $789 million or $2.18 per share in 2000, an increase of 16.1 per cent on a per share basis.

The increase reflects the significant increase in share of operating earnings of subsidiaries and affiliate, which amounts to $914 million in 2001, compared with $794 million in 2000; operating earnings of Lifeco and Investors Group – which include the results of Mackenzie, effective April 20, 2001, as well as the positive impact of a change in estimates related to amortization of sales commissions – increased 16.5 per cent and 21.9 per cent, respectively, while share of the European affiliate Parjointco decreased 25 per cent.

Readers are referred to the sections on Lifeco, Investors Group and Pargesa in this analysis for further discussion of the operating results of these entities.

The net contribution related to corporate activities is a charge of $8 million, as compared with a charge of $5 million in 2000. Results from corporate activities include income from investments, interests on debt, operating expenses, depreciation, and income taxes; as explained above, amortization of the corporation's own goodwill on its subsidiaries and affiliate is now included under "goodwill amortization".

Earnings Summary (1) *(in millions of dollars, except per share amounts)*

	2001		2000		
	Total (2)	per share	Total (2)	per share	%
Operating earnings	**906**	**2.53**	789	2.18	16.1
Goodwill amortization	**(107)**	**(0.31)**	(63)	(0.18)	
Share of specific charges	**(189)**	**(0.55)**			
Other income	**269**	**0.77**	60	0.18	
Net earnings	**879**	**2.44**	786	2.18	11.9

(1) see comments above under "Presentation of Financial Results".

(2) before dividends on preferred shares

Goodwill amortization

Goodwill amortization, which consists primarily of Power Financial's share of goodwill amortization recorded by its subsidiaries, Lifeco and Investors Group, amounted to $107 million ($0.31 per share) in 2001, compared with $63 million ($0.18 per share) in 2000. The increase in goodwill amortization in 2001 results mainly from goodwill recorded by Investors Group on the acquisition of Mackenzie.

Share of specific charges recorded by Lifeco

As reported in interim reports of the corporation, Lifeco recorded in the first half of 2001 charges of $165 million, after tax, in United States operations related to Alta Health & Life Insurance Company, a subsidiary of GWL&A; Power Financial's share of these charges amounted to $131 million or $0.38 per share. In addition, third-quarter earnings of Lifeco include a claims provision in Canadian operations of $73 million, after tax, from the events of September 11, 2001, which translates into $58 million or $0.17 per share for Power Financial (for further information about these special items, please refer below to the section concerning the results of Lifeco).

Other income

Other income of a non-recurring nature, calculated on an equity basis, was $269 million in 2001, compared with $60 million in 2000.

In 2001, the corporation recorded a $231 million dilution gain as a result of the decrease in its ownership of Investors Group (as part of the Mackenzie acquisition, Investors Group issued common shares to third parties at a price above book value); also included in other income in 2001 are Power Financial's share ($34 million on an after-tax basis) of the special charge related to the costs to be incurred in realizing synergies from the acquisition of Mackenzie by Investors Group, as well as its share of net gains attributable to the Pargesa group.

In 2000, other income represented principally Power Financial's share of non-recurring earnings attributable to Pargesa.

Assets and Liabilities

Cash and cash equivalents, composed of high-quality financial instruments, amounted to $430 million at the end of 2001, compared with $375 million at the end of 2000 (in this section, cash and cash equivalents do not include cash held by principal subsidiaries when accounted for on an equity basis). In the last quarter of 2001, the corporation received net proceeds of $194 million from the issue of preferred shares (as explained below); as well, in support of the acquisition of Mackenzie by Investors Group, Power Financial invested in May 2001, through a wholly owned subsidiary, $138 million to subscribe for treasury common shares of Investors Group.

Investments in subsidiaries (when accounted for under the equity method) and affiliate, aggregated $5.6 billion at year-end, compared with $4.8 billion in 2000, and consisted of the corporation's interests in Lifeco, Investors Group and Parjointco N.V. The net increase is primarily due to (i) the share of net earnings of subsidiaries and affiliate, net of dividends received by Power Financial, for an amount of $305 million, (ii) the impact of the $138 million investment in Investors Group, (iii) the impact of the $231 million dilution gain recorded in connection with the Mackenzie transaction, and (iv) the positive net variation of foreign translation adjustments for $130 million.

Other investments were $108 million, unchanged from 2000, and included 5.5 million common shares of BCE Inc. and 8.6 million common shares of Nortel Networks Corporation with an aggregate carrying value of $103 million, held for the potential future exercise of the rights to purchase by holders of the exchangeable debentures issued in 1989. These debentures have a carrying value of $105 million (unchanged from 2000).

Other long-term debt represents the $150 million principal amount of 7.65% 10-year debentures issued on January 5, 1996 to fund the early redemption of the SF120 million of bonds that were initially due in March 1997. The $150 million principal amount was swapped into SF127 million at a rate of interest of 4.43 per cent.

Share of Operating Earnings of Subsidiaries and Affiliate (1) For the years ended December 31 *(in millions of dollars)*	**2001**	2000	Change %
Subsidiaries			
Great-West Lifeco Inc.	**636**	546	16.5
Investors Group Inc.	**239**	196	21.9
Affiliate			
Parjointco N.V. (Pargesa Holding S.A.)(2)	**39**	52	(25.0)

(1) see above "Presentation of Financial Results"

(2) Pargesa's share of net capital gains recorded by operating companies are treated as non-operating earnings.

Liquidity and Capital Resources

In managing cash and cash equivalents, the corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates; in order to protect against such fluctuations, the corporation enters, from time to time, in currency hedging transactions with highly rated financial institutions. As at December 31, 2001, nearly all of the $430 million of cash and cash equivalents were denominated in Canadian dollars, or in foreign currencies combined with currency hedges.

Cash requirements for the payment of dividends are met by dividend income from the subsidiaries and affiliate, interest and dividends on cash and cash equivalents, and, when required, the corporation's cash position. Total dividends declared on the common shares of Power Financial increased from 72.50 cents to 88 cents in 2001. The holders of common shares of the corporation benefited from increased dividends from subsidiaries and affiliate.

Shareholders' Equity

In November 2001, Power Financial issued $200 million of 5.25% Non-Cumulative First Preferred Shares, Series E. The 8,000,000 shares were issued at a price of $25.00 per share; dividends on the Series E First Preferred Shares equal $1.3125 per share per annum, payable quarterly. These preferred shares are perpetual, and may be redeemed for cash by the corporation on and after November 30, 2006, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share if shares are redeemed prior to November 30, 2010, and at $25.00 per share thereafter.

Shareholders' equity at the end of 2001 was $5.8 billion, up from $5.0 billion as at December 31, 2000. This increase is mainly due to:

- the increase in retained earnings, for an amount of $539 million;
- a net $126 million increase in foreign currency translation adjustments. These adjustments relate to the corporation's investment in Pargesa, partly hedged by the swapped $150 million debt, and to its indirect investments in Lifeco's U.S. operations;
- the issue, in November 2001, of the Series E First Preferred Shares for a stated value of $200 million.

Book value per common share was $14.65 at the end of 2001, compared with $12.72 one year earlier.

In 2001, the corporation issued 132,000 common shares pursuant to the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $1 million (688,054 shares were issued in 2000, for an increase in stated capital of $4 million). During the year, the corporation purchased and cancelled 483,300 common shares (2000 – 469,300 shares) under its Normal Course Issuer Bid for an aggregate amount of $15 million (2000 – $10 million).

Dividends

For the years ended December 31 *(per share)*	**Current annualized dividend (1)**	**2001 Cash dividend**	2000 Cash dividend
Great-West Lifeco Inc. (C$)	**0.90**	**0.78**	0.65
Investors Group Inc. (C$)	**0.82**	**0.73**	0.61
Pargesa Holding S.A. – bearer share (SF)	**80**	**75**	74

(1) Lifeco and Investors Group: based on the quarterly dividend declared in January 2002. Pargesa dividend to be approved at the May 2002 Annual General Meeting.

(In this section of the analysis, the principal subsidiaries are accounted for on an equity basis.)

Condensed Supplementary Financial Statements December 31 *(in millions of dollars)*

	2001	2000
Condensed Statements of Earnings		
Share of earnings of subsidiaries and affiliate, before goodwill amortization and non-recurring items	**914**	794
Corporate activities	**(8)**	(5)
Operating earnings, before goodwill amortization and non-recurring items	**906**	789
Amortization of goodwill	**(107)**	(63)
Share of specific charges	**(189)**	
Other income, net	**269**	60
Net earnings	**879**	786
Earnings per share *(in dollars)*		
Operating earnings, before goodwill amortization and non-recurring items	**2.53**	2.18
Net earnings	**2.44**	2.18
Condensed Balance Sheets		
Cash and cash equivalents	**430**	375
Investments		
Subsidiaries and affiliate at equity	**5,647**	4,839
Other	**108**	108
Other assets	**67**	69
Total assets	**6,252**	5,391
Accrued liabilities and other	**186**	178
Exchangeable debentures	**105**	105
Other long-term debt	**150**	150
Future income taxes	**(17)**	(5)
Shareholders' equity		
Preferred shares	**750**	550
Common shareholders' equity	**5,078**	4,413
	5,828	4,963
Total liabilities and shareholders' equity	**6,252**	5,391

Power Financial Corporation
Shareholders' Equity
(in billions of dollars)


3.48
4.17
4.46
4.96
5.83
97
98
99
00
01

Power Financial Corporation
Annualized Dividend at Year-End
(in cents per share)


45
55
66
80
96
97
98
99
00
01

Readers are referred to the condensed supplementary financial statements of Lifeco further in this annual report.

As at the end of 2001, through its direct interest of 77.8 per cent and Investors Group's interest of 4.4 per cent, Power Financial holds an economic interest of 80.3 per cent in Lifeco.

Power Financial holds, directly and indirectly, 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

Lifeco controls a 100 per cent voting interest in GWL&A and in Great-West Life, which in turn controls a 100 per cent voting interest in London Life. Through Great-West Life and London Life in Canada and GWL&A in the United States, a wide range of life

Selected Financial Information
(in millions of dollars, except per common share amounts)

	2001			2000			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the Year							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**3,996**	**3,026**	**7,022**	3,748	3,350	7,098	(1)
Reinsurance and property and casualty	**3,455**		**3,455**	2,878		2,878	20
Self-funded premium equivalents (ASO contracts) (1)	**1,238**	**8,861**	**10,099**	1,102	7,695	8,797	15
Segregated fund deposits: (1)							
Individual products	**1,586**	**1,369**	**2,955**	1,817	959	2,776	6
Group products	**1,045**	**3,650**	**4,695**	1,673	3,652	5,325	(12)
Total premiums and deposits	**11,320**	**16,906**	**28,226**	11,218	15,656	26,874	5
Fee and other income	**391**	**1,467**	**1,858**	346	1,295	1,641	13
Paid or credited to policyholders	**8,308**	**3,722**	**12,030**	7,423	3,951	11,374	6
Net income attributable to:							
Preferred shareholders	**30**	**1**	**31**	31		31	
Common shareholders	**249**	**266**	**515**	257	386	643	(20)
Adjustments (2)	**73**	**165**	**238**				
Adjusted net income common shareholders (2)	**322**	**431**	**753**	257	386	643	17
Return on common shareholders' equity:							
Net income			**13.7%**			18.6%	
Adjusted net income (2)			**19.4%**			18.6%	
Per Common Share							
Basic earnings			**1.39**			1.72	(19)
Diluted earnings			**1.37**			1.67	(18)
Adjustments (2)			**0.64**				
Adjusted basic earnings			**2.03**			1.72	18
Dividends paid			**0.78**			0.65	20
Book value			**10.47**			9.81	7
At December 31							
Total assets	**34,690**	**24,469**	**59,159**	33,127	22,627	55,754	6
Segregated fund assets (1)	**19,093**	**19,774**	**38,867**	18,682	18,477	37,159	5
Total assets under administration	**53,783**	**44,243**	**98,026**	51,809	41,104	92,913	6
Capital stock and surplus			**4,397**			4,180	5

(1) *Segregated fund deposits and self-funded premium equivalents (ASO contracts). The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts. Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.*

(2) *In addition to net income (GAAP basis), adjusted net income is presented for information. 2001 adjustments include:*

(a) A charge of $73 million after tax or $0.199 per common share from the events of September 11, 2001, related to the reinsurance business.

(b) Special charges of $133 million plus related operating losses of $32 million for a total of $165 million after tax or $0.444 per common share, both related to Alta Health & Life Insurance Company, an indirect wholly owned subsidiary and part of the company's United States Employee Benefits segment.

insurance, health insurance, and retirement and investment products are offered to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West Life offers reinsurance products in specific niche markets through its subsidiary London Reinsurance Group Inc.

Highlights of Operating Results

Lifeco's net income attributable to common shareholders was $515 million or $1.39 per share, down 20 per cent from $643 million or $1.72 per share for 2000. The return on common shareholders' equity was 13.7 per cent for the year ended December 31, 2001.

Net income for 2001 includes two non-recurring charges – $73 million from the events of September 11, 2001 associated with reinsurance operations; and $165 million associated with a U.S. subsidiary of GWL&A. These adjustments represent $0.64 per share.

Total premium income, including self-funded premium equivalents and segregated fund deposits, was up 5 per cent overall. Within this result, traditional life and annuity premiums were down 1 per cent and fee-based products up 5 per cent. Fee and other income was up 13 per cent over 2000. Reinsurance premiums were up 20 per cent over 2000, due to the irregular nature of contracts in this line of business.

Capital stock and surplus increased to $4.4 billion at December 31, 2001, from $4.2 billion at year-end 2000. During 2001, Lifeco paid dividends of $0.78 per common share, for a total dividend of $289 million for the year. This represents a dividend payout ratio of 38.4 per cent of 2001 earnings before non-recurring charges (2000 – 37.8 per cent), and a 2001 dividend yield (dividends as a percentage of average high and low market prices) of 2.2 per cent (2000 – 2.2 per cent). Book value per common share was $10.47 at December 31, 2001, compared with $9.81 at December 31, 2000.

Financial Position

Total assets and assets under administration grew to $98.0 billion at year-end 2001, an increase of $5.1 billion from 2000. Assets under administration include segregated funds of $38.9 billion at December 31, 2001, compared with $37.2 billion at the end of 2000.

Obligations to policyholders made up 90 per cent of total liabilities at the end of 2001 (91 per cent at year-end 2000). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

Total capital and surplus, including non-controlling and other interests, of $6.3 billion at December 31, 2001 was 12.0 per cent of total liabilities, compared with $6.1 billion or 12.3 per cent in 2000. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR) and Great-West Life's ratio at the end of 2001 is 199 per cent (196 per cent at the end of 2000), considered to be a very solid level for the industry.

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States.

The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. Based on the company's statutory financial reports, the company has risk-based capital well in excess of that required and was within the usual ranges of all ratios.

Ratings of Major Subsidiaries of Lifeco

Rating Agency	Measurement	Ratings			
		Lifeco	Great-West Life	London Life	GWL&A
A.M. Best Company	Financial Condition and Operating Performance	–	A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability	–	IC-1*	IC-1*	–
	Debt Rating	AA (low)	–	–	–
Fitch Ratings	Insurer Financial Strength	–	AAA*	AAA*	AAA*
Moody's Investors Service	Insurance Financial Strength	–	Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength	–	AA+	AA+	AA+
	Debt Rating	AA-	–	–	–

**Highest rating available*

All credit ratings of Lifeco and its major subsidiaries were reviewed during 2001.

Asset Quality

At December 31, 2001, exposure to mortgage loans and real estate was 19 per cent of invested assets (20 per cent at the end of 2000).

Lifeco's exposure to non-investment grade bonds was 1.9 per cent of the portfolio at the end of 2001, up slightly from 1.2 per cent at December 31, 2000.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $187 million or 0.4 per cent of invested assets at December 31, 2001, compared with $72 million or 0.2 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2001 was $146 million, compared with $147 million at year-end 2000.

THE GREAT-WEST LIFE ASSURANCE COMPANY

Canadian Operations

The discussion of operating results is followed by a report on operations of the Canadian segment of Lifeco, presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life:

- **Group Insurance** – life, health and disability insurance products for group clients;
- **Individual Insurance & Investment Products** – life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients;
- **Reinsurance & Specialty General Insurance** – life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.

Net income from Great-West Life for 2001 was $279 million, compared with $288 million for 2000. Net income attributable to common shareholders was $249 million, down from $257 million for 2000.

Net income in 2001 reflected growth in fee income, strong investment performance and favourable mortality experience, offset somewhat by a third-quarter claims provision of $73 million from the events of September 11, 2001, related to the reinsurance business. Shareholders' net income in 2001 also includes a reduction in provisions for Canadian income taxes reflecting both changes in tax rates and revisions to the estimated pattern or incidence of future taxes to which tax rate reductions apply.

Total assets under administration in Canada reflect a 4 per cent growth overall in 2001.

Group Insurance

Overall premium income, which includes claims from Administrative Services Only (ASO) clients, was up 10 per cent with premium income of $3.3 billion in 2001. This growth rate was driven by buoyant sales and improved persistency (client retention).

Sales were up 26 per cent over 2000, with significant gains in all market segments. Sales in the large case and ASO markets were up sharply as the opportunities to add new clients at adequate premium levels improved due to price rationalization. The continued strong sales growth rate in the small- and mid-sized case markets can be attributable to Great-West Life's industry leading distribution networks and market share position. Persistency

Premiums and Deposits – Canada
Years ended December 31
(in millions of dollars)

	2001	2000		**2001**	2000	
	Premiums and Deposits		% Change	Sales		% Change
Group Insurance	**3,264**	2,974	10	**305**	243	26
Individual Operations						
Life insurance	**1,605**	1,564	3	**96**	96	–
Living benefits	**118**	109	8	**22**	20	10
Retirement & Investment Services	**2,878**	3,693	(22)	**2,895**	4,230	(32)
Reinsurance & Specialty General Insurance	**3,455**	2,878	20	**3,455**	2,878	20
	11,320	11,218	1	**6,773**	7,467	(9)

continued to improve and the results are now close to long-term expected levels.

Individual Insurance & Investment Products

Individual Insurance & Investment Products consists of three distinct product divisions – Individual Life Insurance, Living Benefits, and Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West Life financial security advisers, as well as independent brokers and intercorporate agreements with other financial institutions.

Individual life insurance sales, as measured by annualized premium, were $96 million in 2001, while revenue premium exceeded $1.5 billion. Sales in 2001 were at the same level as in 2000. Term insurance sales increased 5 per cent compared with 2000, due to improvements in the competitive position of rates, while universal life sales decreased to $6 million in 2001 from $7 million in 2000. Sales of participating policies decreased 8 per cent, but were strong in the mature market, where consumers are concerned with wealth management.

Total sales of disability income products and critical illness insurance increased by 8 per cent in 2001, for a total of $22 million in new annualized premium.

The company's Retirement & Investment Services division experienced mixed sales results in 2001 compared with the previous year. The stock market downturn during the year, together with the events of September 11, 2001, contributed to consumer unease with investment funds and a slight market reversal towards preservation of capital and guarantees.

Within this difficult investment climate, total assets under administration remained stable. Growth continued in segregated funds, increasing 2 per cent over 2000, while total asset growth was offset by the decline in guaranteed product assets due to low interest rates.

For several years, London Life was involved in the mutual fund market through London Financial Centre (LFC). In 2000, the company rebranded LFC as Quadrus Investment Services (Quadrus) and established it as a mutual fund dealer for Freedom 55 Financial and Great-West Life investment representatives.

In 2001, sales of mutual funds through Quadrus increased 18 per cent, while assets increased 21 per cent over 2000 levels. By year-end, Quadrus had more than 2,600 licensed investment representatives, an increase of 33 per cent over the prior year.

Reinsurance & Specialty General Insurance

The 2001 results include a charge in London Reinsurance Group (LRG) for $82 million after tax, of which $73 million is attributable to common shareholders, related to estimated claims provision from the events of September 11, 2001.

The majority of the September 11, 2001 loss came from LRG's property catastrophe portfolio that was written on both a financial reinsurance and traditional reinsurance basis. LRG expects to recover these losses over the next three or four years, from its multi-year financial reinsurance contracts or from anticipated premium increases on annually renewable traditional contracts. As part of its September 11 loss, LRG established reserves on its books for smaller losses in the accident and health, aviation and casualty portfolios.

Premium income increased in 2001 primarily due to the nature of underlying life and property and casualty reinsurance contracts written in 2001. A greater number of structured reserve transfer deals were written in 2001 than in 2000.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

United States Operations

The discussion of operating results is followed by a report on operations of the United States segment of Lifeco, presented in terms of the major business units of GWL&A:

- **Employee Benefits** – life, health, disability insurance and 401(k) products for small- to mid-sized corporate employers;

Premiums and Deposits – United States
Years ended December 31
(in millions of dollars)

	2001	2000		**2001**	2000	
	Premiums and Deposits		% Change	Sales		% Change
Employee Benefits						
Group life and health	**10,570**	9,439	12	**1,014**	1,452	(30)
401(k)	**2,838**	2,938	(3)	**1,169**	1,553	(25)
Financial Services						
Savings	**1,925**	1,916	–	**1,025**	1,035	(1)
Insurance	**1,573**	1,363	15	**867**	875	(1)
	16,906	15,656	8	**4,075**	4,915	(17)

- **Financial Services** – accumulation and payout annuity products for both group and individual clients, as well as life insurance products for individual clients.

Net income from GWL&A for 2001 was $267 million, compared with $386 million for 2000. The decrease in earnings compared with a year ago was primarily related to Alta Health & Life Insurance Company. A non-recurring charge of $204 million ($133 million after tax) and operating losses of $32 million after tax, both associated with Alta, are included in Employee Benefits 2001 results.

The positive earnings results, after excluding the impact of special non-recurring charges associated with Alta, reflect improvement in individual mortality, an increase in fee income in Financial Services, and an increase in expense recoveries in the Group life and health block of business, offset by unfavourable Group morbidity particularly in the small-case market.

The eight per cent increase in premium income and deposits in 2001 was composed of growth in Employee Benefits premium income of $1.0 billion and an increase in Financial Services premium income and deposits of $219 million. The growth in premium income in the Employee Benefits segment is primarily due to premium equivalents from ASO contracts.

Employee Benefits

The 2001 premiums and deposits for Group life and health were $10.6 billion, an increase of 12 per cent from 2000, due to an increase in ASO equivalents, reflecting higher medical claims.

GWL&A acquired Alta on July 8, 1998. During 2000 and 2001, the Alta business continued to be run as a free-standing unit, but was converted to GWL&A's systems and accounting processes. This conversion program resulted in significant issues related to pricing, underwriting, and administration of the business. As a result, GWL&A incurred a one-time charge, in 2001, of $133 million, net of tax. Alta discontinued writing new business and all Alta customers will eventually be moved to GWL&A contracts. All Alta sales and administration staff became employees of GWL&A and the underwriting functions will be conducted by the underwriting staff of GWL&A. Alta's operating performance has improved in the fourth quarter of 2001, as a result of pricing changes initiated during 2001.

The total life and health block of business comprises 2.6 million members at December 31, 2001, down from 3.1 million members a year ago.

401(k) premiums and deposits decreased 3 per cent in 2001 from 2000. The total 401(k) block of business under administration totals 6,888 employer groups and more than 545,000 individual participants, compared with 6,975 employer groups and more than 550,000 individual participants in 2000.

Financial Services

Overall, 2001 sales (including separate account sales) were essentially flat with 2000 levels, as fixed Bank-Owned Life Insurance (BOLI) premiums in 2001 were lower than in 2000 by $260 million. This was mostly offset by 2001 variable BOLI single premiums being $243 million higher than 2000 variable sales.

Premiums and deposits totalled $1.9 billion, unchanged from 2000. Premiums from separate account products were $1.2 billion in 2001, unchanged from a year ago, while fixed premiums totalled $703 million in 2001 and $744 million in 2000.

Individual life insurance revenue premiums and deposits increased slightly from $1.4 billion in 2000 to $1.6 billion in 2001. The insurance lines are experiencing the same trend that the savings business has seen over the last few years, as $999 million of BOLI premiums were recorded as segregated fund deposits, compared with $540 million in 2000.

Outlook

Lifeco's subsidiaries remain well positioned to capitalize on their strengths in their respective markets. In Canada, the company sees significant growth opportunities in the Group insurance market, where Great-West Life's low unit costs and extensive distribution systems offer a competitive advantage, as well as in the mass affluent market, where the company's advice distribution channels are an asset.

In the United States, the Employee Benefits market place offers growth potential for companies that can help employers manage costs through self-funded and managed care products. The company also sees continued opportunity in government employee markets for retirement funds, and a significant untapped market for low-cost, high-value life insurance distributed through partnerships with other financial institutions.

The companies will also continue to explore distribution and service opportunities offered by new technologies, both for clients and to support their distribution channels.

Condensed Supplementary Financial Statements December 31 *(in millions of dollars)*	2001	2000
Condensed Statements of Earnings		
Premium income	**10,477**	9,976
Net investment income	**3,713**	3,649
Fee and other income	**1,858**	1,641
	16,048	15,266
Paid or credited to policyholders and beneficiaries	**12,030**	11,374
Special charges	**204**	
Other expenses	**2,761**	2,639
	14,995	14,013
	1,053	1,253
Income taxes	**397**	451
Goodwill amortization	**66**	65
Non-controlling interests	**44**	63
Net income	**546**	674
Per share data *(in dollars)*		
Earnings	**1.39**	1.72
Adjusted earnings	**2.03**	
Condensed Balance Sheets		
Bonds	**32,581**	30,326
Mortgage and policyholder loans	**14,582**	14,370
Goodwill	**1,604**	1,679
Other assets	**10,392**	9,379
Total assets	**59,159**	55,754
Policy liabilities	**47,599**	45,099
Other liabilities	**5,213**	4,542
Non-controlling interests	**1,950**	1,933
Preferred shares	**530**	530
Common shareholders' equity	**3,867**	3,650
Total liabilities and shareholders' equity	**59,159**	55,754

Great-West Lifeco Inc.
Total Assets and Assets Under Administration
(in billions of dollars)


74.2
83.1
87.2
92.9
98.0
97
98
99
00
01

Great-West Lifeco Inc.
Book Value per Share
(in dollars)


7.08
8.12
8.70
9.81
10.47
97
98
99
00
01

Readers are referred to the condensed supplementary financial statements of Investors Group further in this annual report.

At December 31, 2001, through its direct interest of 56.2 per cent and The Great-West Life Assurance Company's interest of 3.5 per cent, Power Financial held an economic interest of 59.0 per cent in Investors Group Inc.

Investors Group Inc. (the Company) acquired Mackenzie Financial Corporation (Mackenzie) effective April 20, 2001. The acquisition of Mackenzie has provided the Company with a leading position in the independent financial planner and full-service broker channels, a different sector of the market than that of the Company's existing operations. As a result, Mackenzie will operate separately, with its own investment management, marketing and distribution, brands and corporate leadership. Consolidated operating results include the results of Mackenzie from the date of acquisition.

Summary of Consolidated Operating Results

For 2001, net income available to common shareholders, excluding goodwill amortization and a restructuring charge related to the acquisition of Mackenzie, was $388 million. This represents an increase of 36.4 per cent over 2000 earnings of $284 million.

Diluted earnings per share, excluding goodwill amortization and restructuring costs, were $1.56, up 16.0 per cent from $1.35 in 2000.

After accounting for the restructuring charge of $96 million ($56 million after tax), net income available to common shareholders in 2001 was $332 million excluding goodwill amortization and $260 million including goodwill amortization, as reported in the consolidated financial statements. On the same basis, diluted earnings per share in 2001 were $1.34 and $1.05, respectively.

Shareholders' equity was $2.68 billion as at December 31, 2001, up from $1.10 billion at December 31, 2000. Return on average common equity, excluding goodwill amortization and restructuring costs, was 19.6 per cent, compared with 28.1 per cent in 2000. The quarterly dividend per common share was increased to 19 cents (76 cents annually) in 2001.

As a result of the acquisition of Mackenzie, the Company revised its reportable segments from fee-based operations and intermediary operations to Investors Group, Mackenzie, and Corporate and Other to conform to the current organizational structure. Management measures and evaluates the performance of these segments based on earnings before interest and taxes, as shown in the Condensed Supplementary Financial Statements.

Summarized Financial Information

(in millions of dollars, except per share amounts)	**2001**	2000	% Change
Net income available to common shareholders			
Excluding goodwill amortization and restructuring costs	**388**	284	36.4
Excluding goodwill amortization	**332**	284	16.7
Diluted earnings per share			
Excluding goodwill amortization and restructuring costs	**1.56**	1.35	16.0
Excluding goodwill amortization	**1.34**	1.35	(0.7)
Dividends per share	**0.73**	0.61	19.7
Book value per share	**8.81**	5.23	68.5 (4)
Return on equity			
Excluding goodwill amortization and restructuring costs	**19.6%**	28.1%	
Excluding goodwill amortization	**16.7%**	28.1%	
Mutual funds			
Investors Group			
Sales	**6,027**	7,053	(14.5)
Net sales	**1,031**	976	5.6
Assets under management (1)	**41,644**	44,498	(6.4)
Mackenzie Financial Corporation (2)			
Sales	**3,452**		
Net sales	**22**		
Assets under management (1)	**33,400**		
Combined mutual fund assets under management	**75,044**	44,498	68.6
Corporate assets	**6,122**	1,985	208.4
Insurance in force (face amount)	**24,374**	20,876	16.8
Securities operations assets under administration (3)	**4,104**	2,646	55.1
Mortgages serviced (3)	**7,659**	7,147	7.2
Deposits and certificates (3)	**671**	219	206.5

(1) Assets of $2,215 million were transferred to Mackenzie on integration of Maxxum operations with Mackenzie effective October 5, 2001.

(2) From date of acquisition or as at December 31, 2001, for Canadian mutual fund operations only

(3) Includes Mackenzie Financial Corporation as at December 31, 2001.

(4) Primarily due to the increase in shareholders' equity resulting from the issuance of 53.5 million common shares related to the acquisition of Mackenzie.

On October 5, 2001, the operations of Maxxum Fund Management Inc. and Maxxum Financial Services Co. (together Maxxum) were integrated with Mackenzie. Maxxum results subsequent to the integration are reported in the Mackenzie segment.

Discussion of segment results for Investors Group and Mackenzie is contained later in this report. Corporate and Other represents net investment income earned on unallocated investments. Corporate and Other net investment income in 2001 totalled $44 million, compared with $56 million in 2000. The decrease in net investment income is due to financing activities related to the acquisition of Mackenzie.

Restructuring Costs

The Company recorded a restructuring charge of $96 million in the second quarter of 2001 relating to the acquisition of Mackenzie. Costs include:

- integration of Maxxum's operations with Mackenzie;
- restructuring of trust company and securities operations;
- product shelf realignment and restructuring sub-adviser relationships;
- restructuring administrative and corporate operations;
- decommissioning redundant systems and software;
- reorganizing to create shared services operations for information technology and back-office operations.

Interest Expense

Interest expense totalled $73 million in 2001. Of this amount, $71 million was related to the financing costs of the Mackenzie acquisition.

Consolidated Financial Position

The Company's on balance sheet assets totalled $6.12 billion at December 31, 2001, compared with $1.99 billion at December 31, 2000. The increase in assets was attributable to the acquisition of Mackenzie on April 20, 2001.

The Company's holdings of securities were $248 million at December 31, 2001 – a decrease of $168 million or 40.4 per cent. Securities currently represent 4.1 per cent of total assets as compared with 21.0 per cent at December 31, 2000. The market value of the Company's portfolio at December 31, 2001 exceeded cost by $164 million, compared with $176 million at year-end 2000. Securities sold during the period provided a portion of funds utilized to finance the acquisition of Mackenzie. The Company continually strives to ensure that its portfolio holdings are of the highest quality and seeks to manage the market and credit risk associated with a securities portfolio.

Loans, including mortgages and personal loans, increased by 203.6 per cent, or $439 million, to $655 million at December 31, 2001 and represent 10.7 per cent of total assets, compared with 10.9 per cent at year-end 2000. The increase is due to mortgages and personal loans related to Mackenzie's intermediary operations. At December 31, 2001, impaired loans totalled $3.4 million and represented 0.49 per cent of the total loan portfolio, compared with $0.7 million or 0.27 per cent at December 31, 2000. The allowance for credit losses exceeded impaired mortgages and loans by $18 million as at December 31, 2001, compared with $8 million at December 31, 2000.

Consolidated Liquidity and Capital Resources

The Company's operating liquidity requirements involve financing operations, servicing its existing debt and equity and maintaining liquidity in its regulated subsidiaries.

A key liquidity requirement for the Company is the funding of commissions paid on the sale of mutual funds. The Company's commission expense was fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The Company continues to rely on its strong financial position to address funding issues of this nature internally.

The Company also maintains sufficient liquidity to fund and temporarily hold mortgages. Through its mortgage banking operations, most of these mortgages are sold to third parties on a fully serviced basis.

The Company maintains additional liquidity to meet regular interest and dividend obligations related to the bridge financing of $497 million and the long-term debt and preferred shares of $1.51 billion issued during the second quarter of 2001 to finance the Mackenzie acquisition, as well as interest related to other long-term debt.

Liquidity can also be provided through the Company's ability to raise funds in domestic debt and equity markets as evidenced by funds raised to finance its acquisition of Mackenzie.

The Company's total capitalization has increased significantly as a result of the acquisition of Mackenzie. Shareholders' equity increased during the year to $2.68 billion as at December 31, 2001 from $1.10 billion at December 31, 2000. During the same period, long-term debt increased to $1.36 billion.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet. Independent reviews confirm the continuing quality of the Company's balance sheet and the strength of its operations. During 2001, both Standard & Poor's (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the Company's senior debt and liabilities. The senior debt and liabilities were rated A stable by both S&P and DBRS.

Management of Investors Group Inc. is confident that the Company's current capital resources are adequate and can support its activities during 2002.

INVESTORS GROUP OPERATIONS

Review of the Business

Investors Group's core business is to provide a comprehensive array of personal wealth creation and financial planning services to Canadians through its network of highly trained and well-supported consultants.

Consultants

Investors Group distinguishes itself from its competition through its distribution network of highly knowledgeable and professional consultants who are associated with 102 financial planning centres located across Canada. In 2001, Investors Group continued the redesigning of its consultant recognition and training programs. These programs are aligned to meet the key strategic objectives of client service, the continued growth of a highly productive consultant network and asset retention.

Changes in Investors Group's recruiting practices in recent years have emphasized the hiring of top-quality candidates. While this approach has resulted in fewer consultants being recruited – recruits in 2001 totalled 677 – the likelihood that they can develop successful relationships with clients has increased significantly.

At the end of 2001, Investors Group had 3,409 consultants in its distribution network compared with 3,483 in 2000, the largest network of consultants in Canada. The percentage of consultants with more than four years experience continued to increase, climbing to 59.2 per cent from 58.5 per cent a year earlier. This measure indicates growth in the proportion of consultants who have successfully established themselves with Investors Group.

Sales Results

During 2001, sales of Investors Group mutual funds were $6.0 billion. This represented a 14.5 per cent decrease from the record $7.1 billion level achieved in 2000 and compared with an overall industry decrease of 3.1 per cent. Excluding the sale of money market funds, Investors Group's mutual fund sales decreased 17.7 per cent, compared with a 25.0 per cent decrease for the industry. Mutual fund redemptions totalled $5.0 billion in the year, a decrease of 17.8 per cent from the $6.1 billion recorded in 2000.

Net sales of Investors Group mutual funds in 2001 were $1,031 million, an increase of 5.6 per cent, compared with $976 million in 2000. Excluding Maxxum, net sales generated by Investors Group's consultant network were $837 million in 2001, an increase of 125.7 per cent, compared with $371 million in 2000.

During 2001, insurance sales, measured on the basis of annualized premiums, were a record $31 million, up 16.3 per cent from 2000. Investors Group Securities Inc., a subsidiary involved in securities operations, attracted $1.2 billion in new assets, unchanged from 2000 levels. Sales of mortgage products were $936 million, an increase of 11.1 per cent, compared with $843 million in 2000.

Review of Operating Results

Investors Group earns revenue primarily from management fees for advising and managing its mutual funds, fees charged to its mutual funds for administrative and trustee services, and distribution fees charged to account holders for the distribution of its mutual funds by Investors Group's consultants. Revenue is also earned from the distribution of insurance products and securities services. Additional revenue is derived from investment certificate operations and mortgage operations.

Investors Group's earnings before interest and taxes were $590 million in 2001, compared with $454 million in 2000, as shown in the Condensed Supplementary Financial Statements.

Revenue

Fee Income

Fee income was earned from the management, administration and distribution of 94 Investors *Masterseries*™, partner and managed asset investment funds, and the 47 mutual funds offered by Maxxum until October 5, 2001. The distribution of insurance products and the provision of securities services provide additional fee income. Total fee income rose by $16 million to $1,092 million, a 1.5 per cent increase over 2000 results.

To provide a stable level of fee income, Investors Group must continue to maintain high levels of assets under management. The level of assets under management is influenced by three factors: sales, redemption rates and investment management performance. Sales of Investors Group's mutual funds continued to be strong in 2001 and its redemption rate decreased to 11.6 per cent in 2001 from 14.0 per cent in 2000, continuing to be among the lowest in the industry. Investment management services provided reasonable levels of returns during a period in which markets were both weak and very volatile.

Management Fees

Current annual fees for management services range from 0.65 per cent to 2.5 per cent of assets under management. During 2001, management fee revenue increased by $25 million to reach $850 million, an increase of 3.1 per cent. This increase in management fee income in 2001 reflects the impact of hedging activities that mitigate market risk and changes in average mutual fund assets.

Administration Fees

During 2001, Investors Group earned a total of $149 million in administration fees, as compared with $143 million in 2000. Fees charged to the mutual funds for administration services accounted for the increase in revenue in 2001.

Distribution Fees

During 2001, distribution fee income declined by $16 million. This decrease is largely a result of reductions in redemption fee income. Redemptions declined to $5.0 billion in 2001, a decrease of 17.8 per cent from 2000. This decrease was partially offset by fee income from the distribution of insurance and brokerage products, which increased by 15 per cent in 2001.

Net Investment Income and Other

Investment income includes interest and dividends earned on cash and short-term investments, marketable securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of an affiliate's earnings as well as income related to mortgage banking activities.

Investors Group measures net investment income as the difference between investment income and interest expense on deposit liabilities, certificates and debt, excluding interest expense on debt incurred to finance its acquisition of Mackenzie. Net investment income and other totalled $77 million in 2001 and represents 6.6 per cent of gross revenue, compared with 5.7 per cent in 2000. The increase of 16.9 per cent or $11.1 million from the 2000 level of $66 million is due principally to an increase of $21 million in income generated by mortgage banking activities. This increase was partially offset by a reduction in Investors Group's share of an affiliate's earnings.

Expenses

Commissions

Investors Group incurs commissions expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and, as a result, commissions expense will fluctuate with the level of sales.

Commissions expense decreased by $79 million or 22.1 per cent to $278 million, compared with $357 million in 2000. The decrease in commissions expense is due principally to the change in accounting estimate for amortization of selling commissions related to the sale of *Masterseries*™, partner and Maxxum mutual funds. Effective April 1, 2001, Investors Group changed the period of amortization of these expenditures to a maximum of seven years to reflect a more accurate estimate of their useful life. Prior to April 1, 2001, the maximum period for amortization was three years. The change in accounting estimate was applied prospectively and resulted in a decrease of $62 million in commissions expense for the nine-month period ended December 31, 2001. Lower mutual fund sales during 2001, which were 14.5 per cent below 2000 levels, accounted for the remainder of the decrease in expense in the year.

Non-Commission Expenses

During 2001, non-commission expenses totalled $300 million. This total includes strategic and business process improvement expenditures of $4 million in support of the development and implementation of Investors Group's strategic plan. Excluding these expenditures, non-commission expenses were $296 million, representing an increase of $16 million or 5.8 per cent from 2000. Variable costs rose by 2.9 per cent to $78 million. Fixed costs increased by $14 million or 6.9 per cent and were largely driven by initiatives related to the expansion of Investors Group's distribution activities.

MACKENZIE OPERATIONS

Review of the Business

Mackenzie is an integrated financial services company, operating directly in North America and internationally through partner sub-adviser firms.

Canadian Asset Management Operations

Mackenzie's core business is managing mutual funds in Canada. As at December 31, 2001, Mackenzie provided investment management, marketing and administrative services to 176 mutual funds and 41 segregated funds held by over 1,500,000 investors with assets under management of $33.4 billion.

Despite the general weakness, Mackenzie's mutual funds performed among the highest levels in the industry. The majority of Mackenzie's assets rank among the top half of similar investment products in the industry over all relevant time periods. At December 31, 2001, 91 per cent of Mackenzie's assets under management ranked in the top half of all competitive offerings for five-year performance. For the one-year period, 77 per cent of assets ranked in the top half of similar investment products.

Trust and Administrative Services

Mackenzie understands that a complete financial plan usually involves other financial products and broader administrative service offerings. The delivery mechanism for this aspect of Mackenzie's business is the MRS Group of Companies (MRS). Through Multiple Retirement Services Inc., M.R.S. Securities Services Inc., and M.R.S. Trust Company, MRS collectively provides trade execution and settlement services for mutual fund and other securities transactions, provides trustee services and offers a wide variety of deposit and lending products (high-yield deposits, mortgages, investment loans, and RSP contribution loans).

U.S. Asset Management Operations

Mackenzie's U.S.-based asset management is provided by Mackenzie Investment Management Inc. Mackenzie Investment manages US$1.2 billion in 16 mutual funds of its own and provides investment advisory services to all or a part of the assets in 22 Universal Funds managed by Mackenzie and sold only in Canada.

Review of Operating Results
Mackenzie contributed $572 million in operating income to Investors Group Inc. subsequent to the consolidation of Mackenzie into the Company's results effective April 20, 2001.

Mackenzie's main source of revenue is generated by providing investment management and administration services to public mutual funds in Canada and the U.S. Mackenzie also earns revenues from redemption fees and the administration of self-directed savings plans offered by MRS. Through M.R.S. Trust Company, Mackenzie earns net investment income from intermediary operations.

The consolidation of Mackenzie into Investors Group Inc. increased the Company's operating expenses by $438 million. The main components of Mackenzie's operating expenses include:

- $114 million amortization of deferred selling commissions;
- $105 million of trail commissions paid to dealers;
- other costs incurred primarily in the administration, marketing and management of the mutual funds and in the MRS account administration operation.

Mackenzie contributed $134 million to the Company's consolidated earnings before interest and taxes.

INVESTORS GROUP INC.

Outlook
During the past decade, the financial services industry has experienced considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;
- increasing ease of investment in capital markets;
- greater knowledge and understanding of investment products among the general public;
- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the Company must compete with other mutual fund companies and, increasingly, with other financial services organizations including banks, brokerage firms and life insurance companies. Mergers and acquisition activity in 2001 reflected continued consolidation within the industry. Management expects continued consolidation in the industry as smaller participants are acquired by larger, more efficient organizations.

Within the various mutual fund distribution channels, competition is strong. Management views this as a healthy environment that allows investors to receive high-quality investment management services for reasonable fees. The Company has enhanced its competitive position in the mutual fund and financial services industries through:

- the acquisition of Mackenzie which will be a key factor in the Company's future success. The acquisition gives the Company access to additional distribution channels as well as positioning the Company to realize numerous operating efficiencies and product enhancements;
- the offering of a broader range of financial products and increasing the diversification of the Company's core products to strengthen existing client relationships and attract new clients;
- the Company's agreement with CIBC, through which banking and brokerage services will be offered in 2002, is further evidence of the Company's ability to expand its product shelf in new and unique ways that serve existing clients and attract new ones.

This strategy will enhance the extent and quality of the Company's client relationships, protecting its client base and expanding its market share.

Market Influences
Corrections in domestic and international markets and changes in interest rates may affect the future outlook for the Company. Financial markets were both weak and highly volatile throughout 2001. Increases in interest rates could have a significant impact on equity markets and mutual fund sales. Declines in the value of equity markets could also result in increased redemptions of mutual funds.

Redemption rates
The redemption rate for long-term funds for the Company's mutual funds was 10.4 per cent for the year, among the lowest in the industry. The corresponding redemption rate for the industry as a whole, excluding the Company's mutual funds, was 13.2 per cent.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisers can also play a key role in educating investors about the value of a long-term investment strategy and the benefits of an appropriate level of portfolio diversification. In periods of declining markets and market volatility, they can also be effective in encouraging clients to assume a long-term investment outlook and continue to invest.

Investors Group and Mackenzie provide consultants and independent financial advisers, respectively, with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships. As a result, the Company has been able to maintain redemption rates that are among the lowest in the industry.

Condensed Supplementary Financial Statements December 31 *(in millions of dollars)*

	Investors Group		Mackenzie		Corporate & Other		Total	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Condensed Statements of Earnings								
Fee income	**1,092**	1,075	**557**				**1,649**	1,075
Net investment income and other	**76**	66	**15**		**44**	56	**135**	122
	1,168	1,141	**572**		**44**	56	**1,784**	1,197
Operating expenses								
Commissions	**278**	357	**219**				**497**	357
Non-commission	**300**	330	**220**				**520**	330
	578	687	**439**				**1,017**	687
Earnings before interest and taxes	**590**	454	**133**		**44**	56	**767**	510
Restructuring costs							**96**	
Interest expense							**73**	3
Net income before taxes							**598**	507
Income taxes							**253**	223
Net income, excluding goodwill amortization							**345**	284
Goodwill amortization							**72**	
Net income							**273**	284
Preferred dividends							**13**	
Net income available to common shareholders including goodwill amortization							**260**	284
Excluding goodwill amortization							**332**	284
Excluding goodwill amortization and restructuring costs							**388**	284
Condensed Balance Sheets								
Cash and short-term investments							**854**	716
Securities							**248**	416
Loans							**655**	216
Investment in affiliate							**298**	293
Deferred selling commissions							**657**	71
Other assets							**389**	250
Goodwill							**3,021**	23
Total assets							**6,122**	1,985
Deposits and certificates							**671**	219
Bankers' acceptances							**497**	
Other liabilities							**914**	502
Long-term debt							**1,362**	168
							3,444	889
Shareholders' equity							**2,678**	1,096
Total liabilities and shareholders' equity							**6,122**	1,985

Investors Group Inc.
*Diluted Earnings per Share**
(in dollars)


0.70
0.89
1.12
1.35
1.56
97
98
99
00
01

* *Excluding goodwill amortization and restructuring costs*

Investors Group Inc.
Client Assets under Management and Administration
(in billions of dollars)


32.9
36.9
46.2
83.1
97
98
99
00
01
Mackenzie 39.4
Investors Group 43.7

Highlights of Results

Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as at December 31, 2001, held 61.4 per cent of the voting rights (61.4 per cent in 2000) and 54.6 per cent of the participating common shares (54.7 per cent in 2000) of Pargesa, the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in large European companies active primarily in the sectors of media (Bertelsmann AG), oil and gas, and petrochemicals (TotalFinaElf), energy, water and waste services (Suez) and specialty minerals (Imerys S.A.).

The carrying value of Power Financial's interest in Parjointco as at December 31, 2001 was $1.4 billion, compared with $1.3 billion in 2000. This increase represents Power Financial's share of the net earnings of Parjointco, foreign currency translation adjustments and other items, less dividends received. An organization chart and a more detailed description of the group's principal holdings are presented further in this section.

As at December 31, 2001, Pargesa and its subsidiary Groupe Bruxelles Lambert S.A. (GBL) held a 53.8 per cent aggregate equity interest (54.1 per cent in 2000) in Imerys, a company listed on the Paris stock exchange. In addition, Pargesa directly held 100 per cent of the shares of Orior Holding S.A., a company based in Vevey, Switzerland, active in the food industry. In April 2001, the shareholders of GBL and its intermediate holding subsidiary Electrafina S.A. approved the merger of the two companies, and the resulting entity retained the name of Groupe Bruxelles Lambert S.A. As a result of the merger, Pargesa's equity and voting interests in GBL decreased from 54.6 and 59.1 per cent, respectively, at the end of 2000, to 48.1 and 50.1 per cent, respectively, at the end of 2001. GBL, which is based in Brussels, Belgium, is listed on the Euronext Brussels stock exchange and holds, in addition to a 26.3 per cent interest in Imerys, the Pargesa group's interests in Bertelsmann, TotalFinalElf and Suez.

Over the last few years, Pargesa has taken steps to:

- focus on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has full or joint control, or in which it at least holds a significant interest. In keeping with this strategy, the Pargesa group has actively worked to turn local or regional businesses into world-class companies;

- streamline the corporate structure of the group while strengthening its financial position.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

The two largest transactions in 2001 – merging GBL and the intermediary holding company Electrafina and exchanging the 30 per cent interest in RTL Group for a 25 per cent interest in the media group Bertelsmann – completed a key phase of the above strategy. The group now owns, through a simplified holding structure, four investments representing more than 95 per cent of Pargesa's current adjusted net asset value as described in the table on page 31.

As at the end of March 2002, adjusted net asset value was $7,130 million, corresponding to a value per Pargesa share of SF4,485.

Pargesa's flow-through adjusted net asset value is calculated on the basis of market value for investments in listed companies and on the basis of Pargesa's economic interest applied to common shareholders' equity for non-listed companies (as per the most recent information provided by them). The amount allocated to Bertelsmann in the table on page 31 ($1,518 million) is based on its shareholders' equity as of December 31, 2001, which is now established under International Accounting Standards (IAS). Prior to the end of March 2002 and in the

Pargesa Group – Financial Information

As at December 31, 2001 *(in millions of dollars)* (1)

	Pargesa Holding S.A.	Groupe Bruxelles Lambert S.A.
Cash and temporary investments (2)	(14)	1,174
Long-term debt	317 (3)	1,089 (4)
Shareholders' equity	6,457	11,938
Market capitalization	5,275	11,489

(1) Foreign currencies have been converted into Canadian dollars at year-end rate.

(2) Net of financial debt due within one year.

(3) Drawdowns from bank credit facilities maturing in 2004 and 2005.

(4) Including convertible and exchangeable bonds, for an amount of $880 million.

absence of a public market for shares of Bertelsmann, GBL and Pargesa had elected to allocate to the Bertelsmann shares the amount of $2,405 million (at current exchange rates), equal to the value of RTL Group shares exchanged for shares of Bertelsmann as of the time of the exchange (July 2, 2001). This amount was not intended to represent ongoing fair value.

Earnings

From an accounting standpoint, the implementation of the strategy undertaken over the past few years has led to a decrease in the number of investments that are accounted for under the equity method. As for TotalFinaElf and Suez, which represent 60 per cent of Pargesa's adjusted net asset value, only the annual dividend received from these companies is recorded in Pargesa's earnings statement.

Pargesa reported a decrease in operating earnings in 2001, as compared with the previous year. Both Imerys and holdings in the media sector (RTL Group in the first half of the year, Bertelsmann in the second half) produced lower contribution to Pargesa's operating earnings in 2001 as compared with 2000. Imerys' net operating income slightly increased, however Pargesa's share of the contribution received from Imerys fell as a result of increased amortization of goodwill and the appreciation of the Swiss franc. In the media sector, Bertelsmann and RTL Group had to face the effect of the economic slowdown and especially lower advertising revenues, combined with Internet expenses and the impact of the September 11 events on markets in which they operate. These lower contributions have been partly offset by higher dividends received from TotalFinaElf and Suez, as well as increased contributions from holding companies.

The Pargesa group again recorded significant non-operating earnings in 2001 amounting to SF291.5 million, as compared with SF250.9 million in the previous year. In 2001, non-operating earnings consisted primarily of the accounting gain resulting from the exchange of GBL's 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann and, to a lesser extent, of the gain recorded by GBL from the disposal of its interest in Lasmo; these gains have been partly offset by the group's share of a one-time charge recorded by Imerys and other items. In 2000, non-operating earnings included significant gains resulting from the disposal of Audiofina shares.

Pargesa Holding S.A.
December 31, 2001 *(in millions)*

	2001		2000	
	SF	$ (1)	SF	$ (1)
Operating earnings before goodwill amortization	**139**	**128**	206	182
Goodwill amortization	**(25)**	**(23)**	(32)	(29)
Non-operating earnings (2)	**291**	**268**	251	221
Net earnings	**405**	**373**	425	374

(1) *Average Swiss franc to Canadian dollar: 0.9184 in 2001 and 0.8793 in 2000*

(2) *Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method*

Bertelsmann was affected in 2001 by the slowdown in the economy and, in particular, the advertising markets that the television sector (RTL Group) and the newspaper and magazine publishing sector (Gruner + Jahr) directly rely upon. For the six-month period ending December 31, 2001, Bertelsmann posted earnings of €949 million (C$1.3 billion), including non-recurring gains of €2.2 billion (C$3.1 billion), primarily on the disposal of AOL securities. These gains have not been recorded by GBL in its income because the shares in AOL were estimated at their fair value at the time of the acquisition by GBL of its interest in Bertelsmann.

Pargesa – Adjusted Net Asset Value (flow-through basis)
As at the end of March 2002 *(in millions of dollars)*

	Net Assets (Pargesa's share)	%
TotalFinaElf (3.3 per cent – largest shareholder)	2,742	38.4
Suez (7.1 per cent – largest shareholder)	1,542	21.6
Bertelsmann (25.1 per cent – second shareholder) (1)	1,518	21.3
Imerys (53.8 per cent – controlling shareholder)	1,076	15.1
Orior (100 per cent) (2)	175	2.4
Other investments	119	1.6
Net cash and short-term assets (3)	491	6.9
Long-term debt (3)	(533)	(7.3)
	7,130	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates. Figures have been converted into Canadian dollars using an exchange rate of 0.9485.

(1) *Second shareholder after the Mohn family and Bertelsmann Foundation. The value of the investment in the private company Bertelsmann is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2001.*

(2) *The investment in Orior is valued using its shareholders' equity at December 31, 2001.*

(3) *Pargesa's share of net cash and short-term assets or long-term debt.*

As a result of the July 2001 transaction with GBL and the January 2002 purchase of the interest held by the Pearson group, Bertelsmann then controlled 89 per cent of RTL Group, which is becoming one of Bertelsmann's major assets. In 2001, despite a shrinking advertising market, RTL grew its market share, in terms of both audience and revenues, in the main geographic regions in which it operates. During the year, the Bertelsmann group's publishing houses, which were grouped under Random House early in 2001, published 169 titles that made *The New York Times* bestseller list, 22 of which hit number one. In the music sector, the management and operations of BMG were reorganized and its strategic activities more clearly defined; in 2002 according to an agreement between BMG and Summer Shore N.V., BMG may be required to sell its minority interest in the Zomba group to Summer Shore for a nominal amount, or to acquire from Summer Shore its majority interest in Zomba for an amount estimated to be approximately US$3 billion. In the book and music clubs sector, the group invested heavily in infrastructure, information technology and the Internet in order to optimize its offering and service to customers.

Bertelsmann also restructured its Internet activities, limiting and directly attaching them to the different operations to which they relate. By disposing of its investments in Internet service providers (AOL) and network operators (mediaWays), the group generated significant cash resources.

TotalFinaElf resisted relatively well against the downturn in the oil market environment that occurred during the second half of 2001. Net earnings excluding non-recurring items slipped 2 per cent from the previous year to €7.5 billion (C$10.6 billion). This performance was achieved due to production growth combined with synergy and productivity programs that are being implemented at a faster pace than initially targeted. Due notably to the accretive impact of significant share repurchases made by the group, for €6.1 billion (C$8.5 billion), net earnings per share excluding non-recurring items were unchanged from the previous year. Net earnings, however, were up 11 per cent over 2000 to €7.7 billion (C$10.8 billion).

Suez posted revenues of €42.4 billion (C$59 billion), up 22 per cent over 2000, for growth of 13 per cent excluding energy trading activities. International business (outside France and Belgium) grew substantially, up 37 per cent, representing 54 per cent of the group's total revenues. Revenue growth for global businesses was as follows: 18.4 per cent for Energy, 7.8 per cent for Water and 5.1 per cent for Waste Services. The group's growth is closely tied to numerous contracts signed throughout the past year, in particular with industrial clients, which account for over 50 per cent of the group's revenues.

Current net earnings of global businesses were up by 12.5 per cent at €1.2 billion (C$1.7 billion), while the group's net earnings were up 8.7 per cent to €2.1 billion (C$2.9 billion).

Imerys saw its business progress despite a difficult economic environment marked by a downturn in the second half of 2001, particularly in paper and refractories and especially in the United States. Sales were up 3.3 per cent in 2001 to €2.9 billion (C$4.1 billion), reflecting the impact of external growth operations which also reduced the exposure of Refractories and Abrasives (acquisition of Treibacher, the world's leading producer of fused alumina for the abrasives industry) to unfavourable economic conditions and opened up new markets in the U.S. for Ceramics & Specialties (acquisition of K-T, a ceramic paste producer).

Net current earnings were up by 2.4 per cent to €171 million (C$240 million), while net earnings including an exceptional charge related mainly to restructuring and rationalization expenses stood at €79 million (C$111 million), compared with €140 million (C$192 million), the previous year.

Cash Earnings and Dividends

Pargesa's results can also be analyzed on the basis of flow-through cash earnings. Under this approach, Pargesa's share in the operating results from its holdings subject to equity accounting (Imerys, as well as RTL Group for the first half of 2001) is replaced by Pargesa's effective share of the dividends received from these two holdings. On this basis, Pargesa's flow-through cash earnings per share increased from SF71 in 2000 to SF104 in 2001. Taking into account the increase in the dividends received by the group, the Pargesa Board will propose to the next Annual Shareholders Meeting in May 2002 an increase in the dividend from SF75 to SF80 per bearer share.

Pargesa Holding S.A. – Contribution

(in millions of SF)	Flow-Through Cash Earnings **2001**	2000
Imerys	**34.7**	31.7
RTL Group	**28.9**	12.6
Bertelsmann (no dividend received in 2001)	**–**	–
TotalFinaElf	**58.4**	36.9
Suez	**36.4**	32.3
Cash earnings from major holdings	**158.4**	113.5
Contribution from other participations	**7.9**	2.9
Operating results of holdings	**8.5**	2.3
Pargesa flow-through cash earnings	**174.8**	118.7
Cash earnings per share (in SF)	**104**	71
Pargesa dividend	**80**	75

Outlook

The Pargesa group plans to continue to centre its activities on a small number of large European companies and to focus on their strategic development.


PARGESA
48.1% (1)
Groupe Bruxelles Lambert
25.1%
3.3%
7.1%
26.3%
27.5%
Bertelsmann
TotalFinaElf
Suez
Imerys

Above percentages denote participating equity interest as at December 31, 2001.

(1) Pargesa held 50.1 per cent of the voting rights in GBL at December 31, 2001.

Distribution of Adjusted Net Asset Value of Pargesa

as at the end of March 2002


Imerys
15.1%
Bertelsmann
21.3%
Suez
21.6%
Other Assets, Net
3.6%
TotalFinaElf
38.4%

Composition of Pargesa's Flow-Through Net Earnings As at and for the years ended December 31 *(in millions of dollars)* (1)

	Cumulative Equity Interest %	Pargesa's Economic Interest %	Contribution to Pargesa's Earnings 2001 $	2000 $
Contribution from principal holdings				
• Equity accounted				
Imerys (industrial)	53.8	40.1	**77**	80
Bertelsmann (media) (2)	25.1	12.1	**(67)**	
RTL Group (media) (3)			**9**	25
• Non-consolidated				
TotalFinaElf (energy)	3.3	1.6	**54**	32
Suez (energy, water, waste services)	7.1	3.4	**33**	29
			106	166
Other companies subject to equity accounting			**11**	10
Operating earnings from holding companies			**11**	6
Operating earnings before goodwill amortization (4)			**128**	182
Goodwill amortization (4)			**(23)**	(29)
Capital gains, net			**268**	221
Net earnings			**373**	374
Average currency rate			**0.9184**	0.8793

(1) As published by Pargesa and converted into Canadian dollars based upon average exchange rates, which increased 4.4 per cent in 2001.

(2) Second half of 2001.

(3) First half of 2001; in 2000, represents the contribution of CLT-UFA for the first half of the year and of RTL Group for the second half.

(4) Goodwill amortization refers to goodwill amortization recorded by holding companies on their investments.

Power Corporation believes in the importance of good corporate governance and the central role played by directors in the governance process. The Board of Directors recognizes the utility of sharing this belief with its shareholders. The Board is responsible for, and takes this opportunity to expand on, Power's corporate governance philosophy and practices.

Power Corporation is an international management and holding company. It has had controlling shareholders since its beginnings in 1925. Its present controlling shareholder has held control since 1968 and today holds in the aggregate, directly or indirectly, or holds voting power over, shares carrying approximately 65 per cent of the votes. Power Corporation is not an operating company and over half of its interests are located outside Canada, specifically in the United States, Europe and Asia. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

There exist many models of corporate ownership and governance, including widely held and closely held companies and including boards composed largely of "related" directors and boards composed almost entirely of "unrelated" directors. It is our belief that no single corporate governance model is superior or appropriate in all cases. The Board believes that the governance system in place at Power Corporation is appropriate and effective and that there are in place appropriate structures and procedures to ensure its independence from management.

The Board believes it is appropriate in a management and holding company such as Power Corporation, with a controlling shareholder, that the positions of the Chairman of the Board and Co-Chief Executive Officer overlap.

The Board and Board Committees

The directors supervise the management of the business and affairs of a corporation. In fulfilling that responsibility, Power Corporation's Board appoints senior executive management, provides advice to management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board and its committees review corporate plans and objectives. The objective of the Directors in performing these functions is to enhance shareholder value while acting in the long-term best interests of the Corporation. The Board believes that its present size is appropriate for effective decision-making.

A number of our Directors are active through committees of the Board. There are three such committees of Directors: the Executive Committee, the Audit Committee and the Compensation Committee. Committee membership is shown on page 62 of this annual report. The Board has the authority to establish additional committees of Directors and to determine their roles and responsibilities.

The Executive Committee meets when necessary in the interval between meetings of the full Board. It has all of the powers which, by law, may be delegated to it by the Board, but does not exercise those powers to make a significant decision that has not already been approved in principle by the full Board, except in a situation where immediate action is required. The activities and decisions of the Executive Committee are reported to the Board of Directors.

In the performance of its functions, the Audit Committee reviews with the Corporation's auditors the audited financial statements and reviews financial information to be included in public disclosure documents. It also reviews the nature and scope of the annual audit plan, and makes a recommendation to the Board regarding the appointment of auditors. The Committee communicates directly and, from time to time, meets privately with the Corporation's auditors. The role and responsibilities of the Committee have been defined by the Board.

The Compensation Committee reviews and establishes the compensation of the executive officers of the Corporation and of the members of the Board of Directors. In the performance of its functions the Committee reviews the performance of the executive officers and of the Corporation as a whole. It reviews, from time to time, the Corporation's compensation policy, its pension and retirement income policy and its benefits program as well as the compensation of Directors. The Committee also administers the Corporation's Stock Option Plan. Also in the performance of its functions, the Committee consults with outside compensation experts. The Committee's role is more fully described in the Corporation's management proxy circular.

Any board responsibility or authority not delegated to senior management or a Board committee remains with the full Board.

Composition of the Board and Board Committees

Nominees for election to the Board of Directors are chosen by the Board according to a variety of criteria including integrity and reputation, general knowledge and experience in a particular field of interest. The Corporation believes that a diversity of views and experience enhance the ability of the Board as a whole to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the industries in which it invests but are expected to provide the Corporation with the benefit of their domestic or international business experience, their judgment and their vision. The Corporation provides an orientation program for newly elected directors. The Board nomination function is performed by the Board as a whole.

A majority of the Corporation's Directors are considered to be unrelated to Power Corporation. In addition, a number of Directors are free from any interest in, or relationships with, either Power Corporation or its controlling shareholder. In light of the obligations and duties falling upon directors, Power Corporation does not believe that whether a director is related or unrelated is an essential criterion for effective board participation. All of Power Corporation's Directors, whether related or not, bring to the Corporation an interest in and knowledge of the affairs of the Corporation and its affiliated companies, which is a benefit to Power Corporation and its shareholders.

The Audit and Compensation Committees are composed entirely of outside, unrelated Directors. The Executive Committee includes a majority of outside and unrelated Directors.

Committees may, at Power Corporation's expense, retain such professional advisers as the Committees deem appropriate for the purpose of carrying out their duties and responsibilities.

In addition to its Board of Directors, the Corporation benefits from the counsel and international experience of prominent individuals from around the world who are members of its International Advisory Council.

Communications Policy

The Corporation has adopted policies respecting communications with its shareholders and others. Management is available to shareholders to respond to questions and concerns on a prompt basis, subject to the limitations imposed by law and the sensitivity of certain information relating to the Corporation. Members of management meet from time to time with institutional and other investors. The Corporation also communicates with its shareholders through a variety of other means, including its annual reports, quarterly reports and news releases. The Corporation maintains a website at www.powercorp.com, updated with current corporate information and interlinked to the websites of group companies.

Statutory disclosure documents such as management information circulars and annual information forms are reviewed, and where required, approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are responsive and effective.

Consolidated Balance Sheets as at December 31 *(in millions of dollars)*

	2001	2000
Assets		
Cash and cash equivalents	**2,590**	2,024
Investments (Note 2)		
Shares	**2,237**	2,301
Bonds	**32,585**	30,400
Mortgages and other loans	**15,237**	14,586
Real estate	**1,276**	1,218
	51,335	48,505
Investment in affiliate, at equity (Note 3)	**1,406**	1,296
Goodwill, net of accumulated amortization	**4,861**	1,812
Other assets (Note 4)	**8,538**	6,995
	68,730	60,632
Liabilities		
Policy liabilities		
Actuarial liabilities (Note 5)	**43,909**	41,537
Other	**3,690**	3,562
Deposits and certificates	**671**	219
Long-term debt (Note 6)	**2,544**	1,026
Other liabilities (Note 7)	**6,347**	4,873
	57,161	51,217
Non-controlling interests (Note 8)	**6,877**	5,477
Shareholders' Equity		
Stated capital (Note 9)		
Non-participating shares	**407**	211
Participating shares	**360**	353
Retained earnings	**3,700**	3,239
Foreign currency translation adjustments	**225**	135
	4,692	3,938
	68,730	60,632

Approved by the Board of Directors

William Davis

Director

Director

Consolidated Statements of Earnings for the years ended December 31 *(in millions of dollars, except per share amounts)*

	2001	2000
Revenues		
Premium income	10,477	9,976
Investment income	4,046	3,955
Fees and media income	3,837	2,954
	18,360	16,885
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	12,030	11,374
Commissions and operating expenses	4,187	3,637
Special charges (Note 19)	204	
Interest expense	141	62
	16,562	15,073
	1,798	1,812
Share of earnings of affiliate (Note 3)	33	44
Other income, net (Note 12)	191	209
Earnings before income taxes, amortization of goodwill and non-controlling interests	2,022	2,065
Income taxes (Note 13)	663	755
Amortization of goodwill	149	71
Non-controlling interests (Note 8)	592	582
Net earnings	618	657
Earnings per participating share (Note 14)		
Basic	2.74	2.93
Diluted	2.69	2.86
Earnings before amortization of goodwill per participating share		
Basic	3.08	3.12
Diluted	3.03	3.06

Consolidated Statements of Retained Earnings for the years ended December 31 *(in millions of dollars)*

	2001	2000
Retained earnings, beginning of year as previously reported	3,239	2,773
Change in accounting policies (Note 1)		(41)
	3,239	2,732
Add		
Net earnings	618	657
	3,857	3,389
Deduct		
Dividends		
Non-participating shares	12	12
Participating shares	149	127
Premium on repurchase of participating shares (Note 9)		20
Other	(4)	(9)
	157	150
Retained earnings, end of year	3,700	3,239

Consolidated Statements of Cash Flows for the years ended December 31 *(in millions of dollars)*

	2001	2000
Operating activities		
Net earnings	**618**	657
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	**1,357**	969
Decrease (increase) in funds withheld by ceding insurers	**(922)**	(1,129)
Amortization and depreciation	**208**	108
Future income taxes	**(7)**	(140)
Non-controlling interests	**592**	582
Other	**527**	(546)
Cash from operating activities	**2,373**	501
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(267)**	(246)
Non-participating shares	**(11)**	(11)
Participating shares	**(149)**	(127)
	(427)	(384)
Acquisition of participating shares for cancellation		(22)
Issue of subordinate voting shares	**7**	4
Issue of non-participating shares	**200**	
Repurchase of non-participating shares for cancellation	**(4)**	(4)
Issue of common shares by subsidiaries	**23**	12
Issue of preferred shares by subsidiaries	**560**	
Repurchase of preferred shares by a subsidiary	**(221)**	
Repurchase of common shares by subsidiaries	**(193)**	(97)
Issue of long-term debt, commercial paper and other loans	**1,982**	431
Repayment of long-term debt, commercial paper and other loans	**(96)**	(101)
Other	**18**	(89)
	1,849	(250)
Investment activities		
Bond sales and maturities	**17,843**	16,240
Mortgage loan repayment	**2,742**	3,840
Sale of shares	**807**	784
Change in loans to policyholders	**(630)**	(267)
Change in repurchase agreements	**400**	(119)
Investment in subsidiaries	**(2,602)**	(218)
Investment in bonds	**(19,225)**	(15,545)
Investment in mortgage loans	**(2,278)**	(3,563)
Investment in shares	**(669)**	(1,205)
Other	**(44)**	(79)
	(3,656)	(132)
Increase in cash and cash equivalents	**566**	119
Cash and cash equivalents, beginning of year	**2,024**	1,905
Cash and cash equivalents, end of year	**2,590**	2,024
Supplemental cash flow information		
Income taxes paid	**677**	711
Interest paid	**141**	67

Note 1. ***Summary of significant accounting policies***

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliate. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using Management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal operating subsidiaries of the Corporation are: Power Financial Corporation ("Power Financial") (interest of 67.5%, 2000 – 67.4%), Gesca Ltée (interest of 100%) and Power Technology Investment Corporation ("PTIC") (interest of 100%). Power Financial holds Great-West Lifeco Inc. ("Lifeco") (direct interest of 77.8%, 2000 – 77.2%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company ("GWL&A") and 100% of the common shares of The Great-West Life Assurance Company ("Great-West"), which in turn holds 100% of the common shares of London Insurance Group Inc. ("LIG"), which in turn holds 100% of London Life Insurance Company and Investors Group Inc. ("Investors Group") (direct interest of 56.2%, 2000 – 67.9%), which holds 100% of the common shares (2000 – nil) of Mackenzie Financial Corporation. Investors Group also holds 4.4% (2000 – 4.4%) of the common shares of Lifeco and Great-West holds 3.5% (2000 – nil) of the common shares of Investors Group.

The Corporation accounts for its investments in its affiliate using the equity method.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

Investments

Investments, other than those held by Lifeco are accounted for as follows:

Investments in shares are carried at cost; where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less provisions for losses. Real estate investments are valued at cost less provisions for losses.

Investments held by Lifeco are accounted for as follows:

Investments in shares (equity securities) are carried at cost plus a moving average market value adjustment of $31 million (2000 – $38 million). The carrying value is adjusted towards market value at a rate of 15% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings at 15% per annum on a declining balance basis. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management.

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $65 million (2000 – $54 million). The carrying value is adjusted towards market value at a rate of 10% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings at 10% per annum on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by qualified appraisers.

Other loans, which include loans to policyholders and personal loans, are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

Securitizations

The Corporation periodically securitizes mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. The Corporation retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. The Corporation also securitizes mortgages through the issuance of mortgage-backed securities. Effective July 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 12 (AcG 12) – Transfers of Receivables, for transfers of loans occurring on or after July 1, 2001.

Under AcG 12, transfers of loans are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management's best estimates of key assumptions such as expected losses, prepayment and discount rates commensurate with the risks involved, or sales of similar assets. The Corporation continues to service the loans sold. As a result, a servicing liability is recognized and amortized over the servicing period as servicing fees.

Transfers of loans occurring, or committed to, prior to July 1, 2001, are accounted for as sales when the significant risks and rewards of ownership have been transferred and there is reasonable assurance regarding the measurement of the consideration derived from the sale. Gains on these

Note 1. ***Summary of significant accounting policies*** (continued)

transactions are recognized over the term of the structure provided that there is no recourse to the Corporation for the consideration derived from the sale. To the extent there is recourse to the Corporation on the transaction, any gain is deferred until the cash is collected and there is no recourse. Fees earned by the Corporation to service the securitized loans are recognized as services are provided.

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in investment income in the consolidated statement of income. The servicing liability is recorded in other liabilities on the consolidate balance sheet.

Deferred selling commissions

Commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized against related fee income over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization was three years. Investors Group has changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. The change in accounting estimate was applied prospectively and resulted in a decrease of $62 million ($35 million after tax) in commissions expense for the nine-month period ended December 31, 2001. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

Goodwill

Goodwill, being the difference between the cost of the investment in subsidiary and affiliated corporations and the fair value of the underlying net assets at the dates of acquisition, is being amortized over periods not exceeding forty years using the straight-line method. The Corporation reviews the carrying value of goodwill to determine if it has been permanently impaired in value by conditions affecting subsidiary and affiliated corporations, using projections of future earnings and cash flow of the related subsidiary and affiliated corporations. Management is of the opinion that there has been no reduction in the value assigned to goodwill.

Stock based compensation plans

The Corporation has stock option plans, a stock purchase plan and a defined share unit plan which are described in Note 10. No compensation expense is recognized for the stock option plans when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to stated capital. Compensation expense is recognized for the Corporation's contributions to the employee share purchase program and for the deferred share unit plan.

Repurchase agreements

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

Derivative financial instruments

The Corporation uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative purposes.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position.

Foreign currency translation

All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings except those related to self-sustaining operations and financing related thereto which are deferred in the shareholders' equity section of the balance sheet.

Pension plans and other post-retirement benefits

The Corporation maintains defined benefit pension plans for certain of its employees and agents. The plans provide pensions based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the funding excess or deficiency of the plan, and the amortization of experience gains or losses over the expected average remaining service life of employees. Plan assets are valued at market value for purposes of calculating the expected long-term rate of return.

The Corporation also has an unfunded supplementary pension plan for certain executives. Pension expense related to current services are charged to income in the period during which the services are rendered.

The Corporation also provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. Prior to 2000, the cost of providing these benefits was expensed as incurred. Effective January 1, 2000, the Corporation adopted the recommendations of the CICA Handbook Section 3461 – Employee Future Benefits which require that post-retirement benefits other than pensions be accrued over the periods of employee service similar to pension cost. The Corporation applied the standard retroactively with no restatement of prior periods. The cumulative effect of adopting the new recommendations was to increase Other liabilities by $124 million, increase prepaid pension assets (included with Other assets) by $8 million, increase future income taxes (included with Other assets) by $46 million, decrease Non-controlling interests by $29 million, and decrease Opening retained earnings by $41 million.

Note 1. ***Summary of significant accounting policies*** (continued)

Changes to accounting policies

Effective January 1, 2001, the Corporation adopted the revised recommendations of the CICA Handbook section 3500, "Earnings Per Share (EPS)". The revised Handbook section requires that the treasury stock method be used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that a reconciliation of the calculation of the basic and diluted EPS computations be disclosed. These recommendations were applied retroactively and prior year figures have been restated.

Future changes to accounting policies

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Goodwill resulting from business combinations on or after July 1, 2001 is not being amortized. Additionally, effective January 1, 2002, intangible assets currently recorded as part of goodwill should be recognized as separate intangible assets; goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards. The Corporation's management is currently evaluating the impact of the adoption of the new standards, and therefore has not yet assessed the impact on its financial statements.

The CICA also recently issued Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date. The Corporation's management believes that the adoption of the new standards will not have a significant impact on its financial statements.

Comparative figures

Certain of the 2000 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. ***Investments***

	Carrying value			Estimated market value
	Held by Lifeco	Held by the Corporation and other subsidiaries	Total	
	Millions			
	$	**$**	**$**	**$**
December 31, 2001				
Shares	**1,148**	**1,089**	**2,237**	**2,389**
Bonds	**32,581**	**4**	**32,585**	**33,296**
Mortgages and other loans	**14,582**	**655**	**15,237**	**15,669**
Real estate	**1,272**	**4**	**1,276**	**1,515**
	49,583	**1,752**	**51,335**	**52,869**
	$	$	$	$
December 31, 2000				
Shares	1,133	1,168	2,301	2,896
Bonds	30,326	74	30,400	30,555
Mortgages and other loans	14,370	216	14,586	14,911
Real estate	1,212	6	1,218	1,429
	47,041	1,464	48,505	49,791

Investment income includes the amortization of net deferred realized gains on portfolio investments sold and of net unrealized gains on shares and real estate investment of $217 million (2000 – $244 million).

Term to maturity and interest rate range of bonds and mortgage loans

December 31, 2001	1 year or less	1–5 years	Over 5 years	Total	Effective interest rate ranges
	Millions				
	$	**$**	**$**	**$**	**%**
Bonds	**2,456**	**7,231**	**22,898**	**32,585**	**0.6-14.5**
Mortgage loans	**1,879**	**3,647**	**3,310**	**8,836**	**3.7-14.0**
December 31, 2000					
	$	$	$	$	%
Bonds	2,878	8,732	18,790	30,400	1.5-14.5
Mortgage loans	2,152	3,758	3,093	9,003	4.0-14.5

Other loans, included in mortgages and other loans on the consolidated balance sheet, consist of loans to policyholders and personal loans amounting to $6,401 million (2000 – $5,583 million), and have no fixed term.

Note 2. ***Investments*** (continued)

Included in investments are the following:

Impaired loans:

	Millions	
	2001	2000
	$	$
Mortgage loans	**21**	30
Foreclosed real estate	**17**	7
Bonds	**152**	36
	190	73

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

Changes in the allowance for credit losses:

	Millions	
	2001	2000
	$	$
Balance, beginning of year	**155**	187
Increase (decrease) in provision for credit losses	**5**	(16)
Recoveries	**3**	10
Write-offs	**(16)**	(64)
Other	**20**	38
Balance, end of year	**167**	155

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in actuarial liabilities, reflects management's estimates of potential future credit losses.

Investments in real estate include an asset value allowance which provides for deterioration of market values associated with real estate held for investment amounting to $27 million (2000 – $31 million).

Also included in mortgages and other loans are modified/ restructured loans that are performing in accordance with their current terms amounting to $236 million (2000 – $298 million).

Note 3. ***Investment in affiliate, at equity*** (a)

	Millions	
	2001	2000
	$	$
Carrying value, January 1	**1,296**	1,251
Share of earnings	**33**	44
Share of gains on disposal of long-term investments, net	**72**	60
Foreign currency translation adjustments	**19**	(30)
Amortization of goodwill	**(3)**	(3)
Dividends	**(31)**	(29)
Other, net	**20**	3
Carrying value, December 31	**1,406**	1,296
Share of equity, December 31	**1,391**	1,279

a) Parjointco N.V., 50% held by Power Financial, held a voting interest of 61.4% (2000 – 61.4%) and an equity interest of 54.6% (2000 – 54.7%) in Pargesa Holding S.A.

Note 4. ***Other assets***

	Millions	
	2001	2000
	$	$
Funds withheld by ceding insurers	**4,477**	3,555
Dividends and interest receivable	**552**	569
Premiums in course of collection	**410**	606
Future income taxes	**543**	453
Other, including fixed assets, net of accumulated depreciation	**2,556**	1,812
	8,538	6,995

Note 5. ***Actuarial liabilities***

a) Nature of actuarial liabilities

Actuarial liabilities of Lifeco represent the amount which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, annuity liabilities and London Life Insurance Company's group life and health claim liabilities have been established using cash flow valuation techniques. All other actuarial liabilities have been determined using the policy premium method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

b) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes. For Lifeco, the valuation interest rate assumes a declining investment yield in order to incorporate reinvestment risk in the actuarial valuation.

c) Credit risk

Credit risk is managed through an emphasis of quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards. For Lifeco, projected investment returns are reduced to provide for future credit losses on currently held assets.

d) Reinsurance risk of Lifeco

Large amount claim risk for life and health insurance and property and casualty insurance is controlled by having reinsurance in place for claims over specified maximum benefit amounts (which vary by line of business) and by having consolidated catastrophic accident coverage in place covering up to $200 million of claims from a single event.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Consequently, allowances are established for amounts deemed uncollectible. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by $1,316 million (2000 – $763 million).

e) Foreign exchange risk

If the assets backing actuarial liabilities and other activities are not matched by currency, changes in foreign exchange rates can expose the Corporation to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Corporation to modify an asset position to more closely match actual or committed liability currency.

f) Liquidity risk

Liquidity risk is the risk that the Corporation will have difficulty in raising funds to meet commitments. The liquidity needs of the Corporation are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between liability requirements and the yield of assets. Over 55% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

g) Sensitivity of actuarial assumptions

The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by $15 million. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $33 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

Note 6. ***Long-term debt***

	Millions	
	2001	2000
	$	$
Power Financial Corporation		
Exchangeable debentures, due April 30, 2014 (i)	**105**	105
7.65% debentures due January 5, 2006 (ii)	**150**	150
Investors Group Inc.		
5.52% Prefered A Units, due December 31, 2002	**47**	
Floating Bankers' Acceptance, due May 30, 2006	**550**	
6.75% Debentures 2001 Series, due May 9, 2011	**450**	
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	
Great-West Lifeco Inc.		
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	**156**	158
6.74% Debentures, due November 24, 2031, unsecured	**200**	
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (US$175 M)	**279**	263
6.75% debentures due August 10, 2015, unsecured	**200**	200
Other notes payable at interest rates from 8.0% to 9.0%	**25**	25
Other		
Bank loan at prime plus a premium varying between 0.625% and 2.750% (effective rate of 8.2% at December 31, 2001)	**107**	
	2,544	1,026

i) Exchangeable debentures, due April 30, 2014, bear interest at an annual rate equal to the dividend received on common shares of BCE Inc., and Nortel Networks Corporation ("Nortel") divided by the cost of the debentures, plus 1%. The debentures are redeemable prior to maturity at the option of Power Financial at a price equal to the principal amount together with accrued and unpaid interest; the redemption price may be satisfied by the delivery of up to 5,465,743 common shares of BCE Inc. and 8,583,327 common shares of Nortel or cash, at the debenture holders' option. The BCE Inc. and Nortel common shares are included in Investments – Shares at a cost of $103 million.

ii) These debentures were effectively converted into a Swiss franc denominated debt (SF 127,518,490) bearing interest at 4.43% payable semi-annually through a ten-year cross-currency swap expiring in 2006. The carrying value of this swap is included in Other assets.

Interest expense on long-term debt amounted to $129 million (2000 – $70 million).

The maximum aggregate amount of principal payments on long-term debt in each of the next five years is as follows: $91 million in 2002; $69 million in 2003; $42 million in 2004; $44 million in 2005; and $739 million in 2006.

Note 7. ***Other liabilities***

	Millions	
	2001	2000
	$	$
Accounts payable and accrued liabilities	**3,373**	2,393
Net deferred gains on portfolio investments sold (a)	**1,049**	1,095
Income taxes payable	**596**	639
Commercial paper and other loans	**215**	386
Other post-retirement benefits	**318**	246
Repurchase agreements	**400**	
Dividends and interest payable	**83**	46
Future income taxes	**313**	68
	6,347	4,873

(a) The balance of net deferred gains on portfolio investments sold comprises the following:

	Millions	
	2001	2000
	$	$
Shares	**459**	473
Bonds	**530**	560
Mortgage loans	**42**	47
Real estate	**18**	15
	1,049	1,095

Note 8. ***Non-controlling interests***

	Millions	
	2001	2000
	$	$
Non-controlling interests include:		
Participating policyholders	**1,481**	1,444
Preferred shareholders of subsidiaries	**2,099**	1,557
Common shareholders of subsidiaries	**3,297**	2,476
	6,877	5,477
Earnings attributable to non-controlling interests include:		
Earnings attributable to participating policyholders	**20**	27
Dividends to preferred shareholders of subsidiaries	**98**	96
Earnings attributable to common shareholders of subsidiaries	**474**	459
	592	582

Note 9. ***Stated capital***

	Millions	
	2001	2000
	$	$
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series (i)		
Authorized – Unlimited number of shares		
Issued – 1,139,878 (2000 – 1,219,878) shares	**57**	61
Series A First Preferred Shares (ii)		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares (iii)		
Authorized and issued – 8,000,000 shares	**200**	
	407	211
Participating shares		
Participating Preferred Shares (iv)		
Authorized – Unlimited number of shares		
Issued – 24,427,386 shares	**27**	27
Subordinate Voting Shares (v) (vi) (vii)		
Authorized – Unlimited number of shares		
Issued – 196,681,452 (2000 – 195,959,622) shares	**333**	326
	360	353

i) Entitled to a quarterly cumulative dividend of one quarter of 70% of the prime rate of two major Canadian chartered banks. The shares are redeemable by the Corporation at $50 per share. The Corporation will make all reasonable efforts to purchase, on the open market, 20,000 shares per quarter, such number being cumulative only in the same calendar year. During the calendar year, 80,000 shares (2000 – 80,000) were purchased for cancellation for $4 million (2000 – $4 million).

ii) The 5.60% Non-Cumulative First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.40 per share per annum. On and after June 11, 2004, the Corporation may redeem for cash the Series A First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed on or prior to June 11, 2005, $25.75 if redeemed thereafter and on or prior to June 11, 2006, $25.50 if redeemed thereafter and on or prior to June 11, 2007, $25.25 if redeemed thereafter and on or prior to June 11, 2008 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

iii) During the year, the Corporation issued 8,000,000 5.35% Non-Cumulative First Preferred Shares, Series B at $25 per share. The 5.35% Non-Cumulative First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3375 per share per annum. On and after November 28, 2006, the Corporation may redeem for cash the Series B First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 28, 2007, $25.75 if redeemed thereafter and prior to November 28, 2008, $25.50 if redeemed thereafter and prior to November 28, 2009, $25.25 if redeemed thereafter and prior to November 28, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

iv) Entitled to ten votes per share; entitled to a non-cumulative dividend of 1⅞¢ per share per annum before dividends on the subordinate voting shares and having the right to participate, share and share alike, with the holders of the subordinate voting shares in any dividends in any year after payment of a dividend of 1⅞¢ per share on the subordinate voting shares.

v) Entitled to one vote per share.

vi) In 2000, 1,030,500 subordinate voting shares were purchased for cancellation pursuant to the Corporation's normal course issuer bid for a total expenditure of $22 million. The excess of the consideration paid over the stated value of the shares has been charged to retained earnings in the amount of $20 million.

vii) During the year, 721,830 (473,250 in 2000) subordinate voting shares were issued under the Corporation's Executive Stock Option Plan for a consideration of $7 million ($4 million in 2000).

Note 10. ***Stock based compensation***

i) The Corporation established a deferred share unit plan for the directors of the Corporation. Under this plan, each director may elect to receive his or her annual retainer and attendance fees, entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a director's membership on the Board is terminated or in the event of the death of a director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2001, the value of deferred share units outstanding was $0.4 million ($0.1 million in 2000).

ii) Effective May 1, 2000, an Employee Share Purchase Program ("ESPP") was implemented, giving employees the opportunity to subscribe for up to 6 per cent of their gross salary to purchase Subordinate Voting Shares of the Corporation on the open market and to have the Corporation invest, on the employee's behalf, a further amount. The amount paid on behalf of employees was $0.3 million in 2001 ($0.4 million in 2000).

iii) Under the Corporation's Executive Stock Option Plan established on March 8, 1985, 11,477,750 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date except for a grant of 25,000 options in 1999 which will become fully vested in 2004 and a grant of 100,000 options in 2000, which became fully vested at the date of the grant.

A summary of the status of the Corporation's stock option plan as at December 31, 2001 and 2000, and changes during the years ended on those dates is as follows:

	2001		2000	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
		$		$
Outstanding at beginning of year	**8,555,930**	**15.79**	7,485,830	13.91
Granted	**2,381,350**	**35.31**	1,543,350	22.73
Exercised	**(721,830)**	**9.50**	(473,250)	8.73
Outstanding at end of year	**10,215,450**	**20.78**	8,555,930	15.79
Options exercisable at end of year	**7,077,450**	**15.67**	6,656,580	13.50

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Options	Weighted-average remaining life	Weighted-average exercise price	Options	Weighted-average exercise price
			$		$
7.28 – 12.00	4,315,300	3.1	9.94	4,315,300	9.94
12.00 – 16.00	290,000	4.9	14.20	290,000	14.20
20.00 – 24.00	1,538,800	8.3	22.73	819,400	22.73
24.00 – 28.00	1,690,000	6.4	27.36	1,652,750	27.40
32.00 – 35.325	2,381,350	9.3	35.33		
	10,215,450	5.9	20.78	7,077,450	15.67

Note 11. ***Pension plans and other post-retirement benefits***

The Corporation maintains funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans ("SERP") for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

	Millions			
	2001		2000	
	Pension plans	Other benefits	Pension plans	Other benefits
	$	**$**	$	$
Fair value of plan assets				
Balance, beginning of year	**2,054**		1,949	
Employee contributions	**13**		10	
Employer contributions	**9**		7	
Benefits paid	**(128)**		(111)	
Return on plan assets	**19**		188	
Business acquisition	**100**			
Foreign exchange	**18**		11	
Balance, end of year	**2,085**		2,054	
Accrued benefit obligation				
Balance, beginning of year	**1,778**	**265**	1,679	252
Benefits paid	**(134)**	**(11)**	(116)	(10)
Current service cost	**48**	**12**	49	11
Employee contributions	**15**		10	
Interest cost	**128**	**21**	119	17
Experience (gain) loss	**7**	**45**	28	(7)
Business acquisition	**91**	**5**		
Foreign exchange	**15**	**3**	9	2
Balance, end of year	**1,948**	**340**	1,778	265
Funded status				
Fund surplus (deficit)	**137**	**(340)**	276	(265)
Unamortized net experience gains	**(68)**	**22**	(231)	19
Unamortized net (asset) obligation at transition	**(4)**		(8)	
Valuation allowance	**(29)**		(21)	
Accrued asset (liability)	**36**	**(318)**	16	(246)
Charge (credit) was determined as follows				
Current service cost	**48**	**12**	49	11
Interest cost	**128**	**21**	119	17
Expected return on plan assets	**(172)**		(155)	
Amortization of net experience gains	**(17)**		(19)	
Amortization of net (asset) obligation at transition	**(4)**		(5)	1
Valuation allowance	**7**		4	
	(10)	**33**	(7)	29
Significant weighted average actuarial assumptions				
Discount rate	**6.82%**	**6.92%**	6.93%	7.09%
Expected long-term rate of return on plan assets	**7.91%**		7.97%	
Rate of compensation increase	**4.76%**		4.99%	

In determining the expected cost of health care benefit plans, it was assumed that health care costs would increase in 2001 by 10% to 11% in Canada and by 7.2% in the United States. It is assumed that these rates would gradually decrease to a level of 4.5% by 2005 in Canada and to a level of 6.5% by 2009 in the United States.

Notes to Consolidated Financial Statements

Note 12. ***Other income, net***

	Millions	
	2001	2000
	$	$
Share of Pargesa's gains on disposal of long-term investments, net	**72**	60
Gain resulting from dilution of Power Financial Corporation's interest in Investors Group (Note 22)	**231**	
Restructuring charges (Note 22)	**(96)**	
Gain on disposal of communication assets (a)		149
Other (b)	**(16)**	
	191	209

(a) In 2000 PTIC sold all of its communication assets for proceeds of $192 million.
(b) Other includes a provision related to Gesca's decision to outsource printing operations.

Note 13. ***Income taxes***

The following table reconciles the statutory and effective tax rates:

	2001	2000
Combined basic Canadian federal and provincial tax rate	**42.6%**	43.4%
Non taxable investment income	**(3.5)**	(1.7)
Equity in net earnings of affiliate	**(2.2)**	(2.3)
Lower effective tax rates on income not subject to tax in Canada	**(0.7)**	(3.0)
Dilution gain	**(4.8)**	
Miscellaneous including Large Corporation's Tax	**1.4**	0.2
	32.8%	36.6%

	Millions	
	2001	2000
Components of income tax expense are:		
Current income taxes	**670**	895
Future income taxes (recovery)	**(7)**	(140)
	663	755
Future income taxes consist of the following temporary differences:		
Policy liabilities	**102**	105
Restructuring costs	**51**	
Portfolio investments	**235**	294
Loss carry forwards	**43**	38
Other future income tax assets	**112**	16
Future income tax assets	**543**	453
Deferred selling commissions	**(243)**	(31)
Other future income tax liabilities	**(70)**	(37)
Future income tax liabilities	**(313)**	(68)

As at December 31, 2001, the Corporation has available non-capital tax loss carry forwards of approximately $91 million, expiring at various dates to 2008. In addition, a subsidiary has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $63 million. A future tax asset of $43 million has been recognized in respect of these losses.

Note 14. ***Earnings per share***

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

Millions		
For the twelve months ended December	**2001**	2000
	$	$
Net earnings	**618**	657
Dividends on non-participating shares	**(12)**	(12)
Net earnings available to participating shareholders	**606**	645
Weighted number of participating shares outstanding (millions) – basic	**220.8**	220.2
Exercise of stock options	**10.2**	8.6
Shares repurchased	**(6.0)**	(3.5)
Weighted number of participating shares outstanding (denominator) (millions) – diluted	**225.0**	225.3

Note 15. ***Fair value of financial instruments and risk management***

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

Millions				
	2001		2000	
	Book value	Fair value	Book value	Fair value
Assets	**$**	**$**	$	$
Cash and cash equivalents	**2,590**	**2,590**	2,024	2,024
Investments	**50,059**	**51,354**	47,287	48,362
Other financial assets	**5,787**	**5,801**	4,864	4,874
Total financial assets	**58,436**	**59,745**	54,175	55,260
Liabilities	**$**	**$**	$	$
Policy liabilities	**47,599**	**49,038**	45,099	46,106
Deposits and certificates	**671**	**682**	219	221
Long-term debt	**2,544**	**2,589**	1,026	1,021
Other financial liabilities	**4,306**	**4,302**	3,033	3,033
Total financial liabilities	**55,120**	**56,611**	49,377	50,381

Fair value is determined using the following methods and assumptions:

The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection.

Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.

Deposit liabilities are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debt with similar terms and risks.

Note 16. ***Off balance sheet financial instruments***

The Corporation, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments, the notional amount of which is not recorded on the balance sheet. The following table summarizes the portfolio of off balance sheet financial instruments at December 31:

Millions

2001	Notional Amount 1 year or less	1–5 years	Over 5 years	Total	Maximum credit risk	Total estimated fair value
	$	$	$	$	$	$
Interest rate contracts	1,144	3,129	163	4,436	55	27
Foreign currency contracts	1,034	1,286	435	2,755	57	(78)
Equity index contracts	193	93		286	67	65
Forward sales	10	17		27	1	
Share options purchased	65	67		132	27	27
Share options written	86	82		168		(24)
	2,532	4,674	598	7,804	207	17

Millions

2000						
	$	$	$	$	$	$
Interest rate contracts	692	2,937	536	4,165	31	19
Foreign currency contracts	1,018	909	658	2,585	70	1
Equity index contracts	139	96	96	331	87	82
Share options purchased	163	139		302	108	108
Share options written	220	175		395		(22)
	2,232	4,256	1,290	7,778	296	188

The amount subject to credit risk is limited to the current market value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

The fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

Since July 1, 2001 (refer to Note 1), the Company securitized residential mortgages of $38 million resulting in recognition of a net gain on sale of $1 million. The Company's retained interest, which consists of its rights to future cash flows, had a fair market value of $8 million at December 31, 2001. The key assumptions used to measure fair value at the date of securitization were a prepayment rate of 7.00% an excess spread of 1.25%, and a discount rate of 5.52%. There are no expected credit losses.

The following table summarizes the amount of loans securitized at December 31:

Millions

	2001	2000
	$	$
Residential mortgages	620	670
Mortgage-backed securities	382	
Personal loans	42	
	1,044	670

Note 17. ***Contingent liabilities***

The Corporation and its subsidiaries are subject to individual legal actions arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, at December 31, 2001 there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. Estimated future settlement benefits of $180 million and expenses related to the administration of the settlement in the amount of $20 million have been fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class proceeding in Ontario against Lifeco, Great-West, London Insurance Group and London Life regarding the participation of the London Life Participating Policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. The Courts have not yet decided whether any of these actions will proceed as a class action. These actions are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these actions will have a material adverse effect on the consolidated financial position of the Corporation.

Note 18. ***Commitments***

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $1.5 billion in letters of credit capacity. The facility has two tranches. One tranche, in the amount of U.S. $1.1 billion, is for a one-year term to November 5, 2002. The second tranche, for U.S. $400 million, has a remaining two-year term to October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $710 million in letters of credit under the one-year term tranche and U.S. $395 million under the two-year term tranche as at December 31, 2001. LRG had issued U.S. $1.1 billion under a previous letter of credit facility at December 31, 2000. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $40 million. Bonds and debentures in the amount of Cdn $15 million have been pledged to support these letters of credit.

Note 19. ***Special charges***

The Corporation's results include a non-recurring charge of $204 million pre-tax ($133 million after tax) related to Alta Health & Life Insurance Company (Alta), an indirect wholly owned subsidiary of Lifeco. In addition, the Corporation's results include operating losses of $32 million after-tax related to Alta.

Note 20. ***Events of September 11, 2001***

The Corporation's results include a charge of $73 million after tax related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

Note 21. ***Segmented information***

The following strategic business units constitute the Corporation's reportable operating segments:

Great-West Lifeco Inc. offers, through Great-West and LIG in Canada and GWL&A in the United States, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.

Investors Group offers a comprehensive package of financial planning services and investment products to its client base. Investors Group derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. Investors Group also earns revenue from fees charged to its mutual funds for administrative services.

Parjointco N.V., holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of major communications, specialty minerals and utility energy, companies based in Europe.

Other is made up of corporate activities of the Corporation, Power Financial, Gesca Ltée and Power Technology Investment Corporation. Other also includes consolidated adjustments.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets.

Information on profit measure

			Millions		
December 31, 2001	Lifeco	Investors	Parjointco	Other	Total
Revenues	$	$	$	$	$
Premium income	10,477				10,477
Net investment income	3,713	135		198	4,046
Fees and media income	1,858	1,649		330	3,837
	16,048	1,784		528	18,360
Expenses					
Insurance claims	12,030				12,030
Commissions, other operating expenses	2,761	1,017		409	4,187
Special charges	204				204
Interest expense		73		68	141
	14,995	1,090		477	16,562
	1,053	694		51	1,798
Share of earnings of affiliate			33		33
Other income – net		(96)	72	215	191
Earnings before income taxes, amortization of goodwill and non-controlling interests	1,053	598	105	266	2,022
Income taxes	397	253		13	663
Amortization of goodwill	66	72		11	149
Non-controlling interests	324	159	35	74	592
Contribution to consolidated net earnings	266	114	70	168	618

Information on asset measure

			Millions		
December 31, 2001	Lifeco	Investors	Parjointco	Other	Total
	$	$	$	$	$
Total assets	59,159	6,122	1,406	2,043	68,730
Assets under administration	38,867	75,044			113,911

Note 21. ***Segmented information*** (continued)

Information on profit measure

December 31, 2000	Lifeco	Investors	Parjointco	Other	Total
			Millions		
Revenues	$	$	$	$	$
Premium income	9,976				9,976
Net investment income	3,649	122		184	3,955
Fees and media income	1,641	1,075		238	2,954
	15,266	1,197		422	16,885
Expenses					
Insurance claims	11,374				11,374
Commissions, other operating expenses	2,639	687		311	3,637
Interest expense		3		59	62
	14,013	690		370	15,073
	1,253	507		52	1,812
Share of earnings of affiliate			44		44
Other income – net			60	149	209
Earnings before income taxes, amortization of goodwill and non-controlling interests	1,253	507	104	201	2,065
Income taxes	451	223		81	755
Amortization of goodwill	65			6	71
Non-controlling interests	404	150	34	(6)	582
Contribution to consolidated net earnings	333	134	70	120	657

Information on asset measure

December 31, 2000	Lifeco	Investors	Parjointco	Other	Total
			Millions		
	$	$	$	$	$
Total assets	55,754	1,691	1,296	1,891	60,632
Assets under administration	37,159	44,498			81,657

Geographic information

December 31, 2001	Canada	United States	Europe	Total
		Millions		
	$	**$**	**$**	**$**
Revenues	**12,406**	**5,954**		**18,360**
Investment in affiliate, at equity			**1,406**	**1,406**
Goodwill	**4,795**	**66**		**4,861**
Total assets	**42,855**	**24,469**	**1,406**	**68,730**
Assets under administration	**94,137**	**19,774**		**113,911**
December 31, 2000				
Revenues	10,776	6,109		16,885
Investment in affiliate, at equity			1,296	1,296
Goodwill	1,735	77		1,812
Total assets	36,709	22,627	1,296	60,632
Assets under administration	63,180	18,477		81,657

Note 22. ***Acquisitions***

(a) Effective January 1, 2000, GWL&A coinsured the majority of General American Life Insurance Company's (General American) group life and health insurance business which primarily consists of administrative services only and stop loss policies. The agreement converted to an assumption reinsurance agreement January 1, 2001. GWL&A assumed approximately $225 million of policy reserves and miscellaneous liabilities in exchange for $225 million of cash and miscellaneous assets from General American.

(b) On April 7, 2000, Pargesa Holding S.A.'s affiliates, Groupe Bruxelles Lambert S.A. (GBL) and Electrafina S.A., Bertelsmann AG of Germany and Pearson plc of England announced that they had agreed to merge CLT-UFA and Pearson Television into Audiofina S.A. Following the completion of the merger, which became effective in July 2000, Audiofina S.A., which was renamed RTL Group, became the parent company of the new group with GBL/Electrafina S.A. holding a 30 per cent interest in RTL Group.

(c) In January 2001, Gesca finalized the acquisition from Hollinger Canadian Newspapers of Unimédia. At the same time, Gesca announced the sale of all of its 24 weekly newspapers to G.T.C. Transcontinental Group.

(d) On February 5, 2001, Power Financial and the Frère group announced that GBL and Bertelsmann AG had agreed to a share exchange of GBL's 30 per cent interest in the RTL Group for a 25 per cent interest in Bertelsmann AG, the holding company of the Bertelsmann AG group. This transaction became effective July 2, 2001 and as a result, Bertelsmann AG increased its interest in RTL Group to 67 per cent.

(e) Effective April 20, 2001, Investors Group Inc. acquired all of the outstanding common shares of Mackenzie Financial Corporation (Mackenzie), a Canadian financial services company, for a cash consideration of $3.202 billion and the issue of 38,802,952 common shares of Investors Group which represented a total consideration of $3.991 billion including transaction costs. Consideration paid consisted of the following:

(in millions of dollars)

Cash	427
Bridge credit facility	897
Bank term loan	550
Issue of debentures	600
Issue of preferred shares	360
Issue of common shares	368
Total cash consideration	3,202
Fair value of share exchange	789
Total consideration	3,991

To support this transaction, on April 19, 2001 Great-West invested $230 million to acquire 9,200,000 common shares of Investors Group, while Power Financial Corporation invested $138.3 million to acquire 5,532,000 common shares.

The acquisition was accounted for by the purchase method and the results of Mackenzie's operations have been included in the consolidated statement of income from the date of acquisition.

Details of the consideration given and the preliminary assessment of the fair values of the net assets acquired are as follows:

(in millions of dollars)

Fair value of assets acquired	
Cash and cash equivalents	600
Securities	47
Mortgages and loans	427
Deferred selling commissions	585
Other assets	132
	1,791
Less liabilities assumed and non-controlling interest	
Deposits	423
Other liabilities	215
Future income taxes	194
Restructuring charge allocated to purchase price	24
Non-controlling interest	14
	870
Fair value of net assets acquired	921
Goodwill and intangibles	3,070
Total purchase consideration	3,991

The purchase price has been allocated preliminarily to tangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of consideration paid over the estimated fair value of net assets acquired has been recorded as goodwill. The final allocation of the purchase price will be determined after appraisals and a comprehensive evaluation of the fair value of the assets acquired and liabilities assumed are completed.

Investors Group has commenced the integration and rationalization of its administration, systems and operations. Estimated costs of $96 million ($56 million after tax) were charged to earnings in the second quarter of 2001. These costs include severance and related expenses, decommissioning of systems, and restructuring certain businesses. At December 31, 2001, the unexpended portion of the restructuring provision was $85 million.

As a result, Power Financial Corporation recorded a dilution gain of $231 million.

Note 23. ***Subsequent events***

Early in 2002, Gesca entered into two agreements. Under the first, Gesca will outsource the printing of *La Presse* and its related products for an initial period of 15 years, with provision for renewal. Under the second agreement, which is subject to due diligence and regulatory approval, Gesca will sell three commercial printing plants. In conjunction with these sales, Gesca signed a long-term contract to outsource the printing of *Le Soleil*, *Le Nouvelliste*, and *Le Droit*.

Auditors' Report

We have audited the consolidated balance sheets of Power Corporation of Canada as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Montréal, Québec
April 8, 2002

Deloitte & Touche LLP

Five-Year Financial Statistics December 31

	Millions				
	2001	2000	1999	1998	1997
	$	$	$	$	$
Consolidated balance sheets					
Cash and cash equivalents	**2,590**	2,024	1,905	1,978	1,914
Consolidated assets	**68,730**	60,632	57,908	58,925	55,849
Shareholders' equity	**4,692**	3,938	3,450	3,145	2,640
Consolidated assets and assets under administration	**182,641**	142,289	132,286	123,383	111,490
Consolidated statements of earnings					
Revenues					
Premium income	**10,477**	9,976	8,526	9,237	4,587
Investment income	**4,046**	3,955	3,795	3,698	2,361
Fees and media income	**3,837**	2,954	2,430	2,120	1,678
	18,360	16,885	14,751	15,055	8,626
Expenses					
Paid or credited to policyholders	**12,030**	11,374	9,936	10,680	5,723
Operating expenses	**4,187**	3,637	3,205	2,983	2,062
Special charges	**204**				
Interest	**141**	62	91	89	76
	16,562	15,073	13,232	13,752	7,861
Share of earnings of affiliate	**33**	44	46	46	43
Other income – net	**191**	209	207	158	(35)
Income taxes	**663**	755	547	492	122
Amortization of goodwill	**149**	71	65	66	15
Non-controlling interests	**592**	582	627	529	305
Net earnings	**618**	657	533	420	331
Per participating share			Dollars		
Operating earnings before amortization of goodwill and non-recurring items	**2.87**	2.50	1.92	1.59	1.20
Net earnings	**2.74**	2.93	2.36	1.88	1.50
Dividends	**0.675**	0.575	0.49	0.44	0.40
Book value at year-end	**19.38**	16.91	14.64	13.83	11.65
Market price (Subordinate Voting Shares)					
High	**39.33**	37.50	35.40	37.50	26.00
Low	**29.50**	19.10	21.70	21.75	13.40
Year-end	**38.96**	37.00	24.75	33.20	25.60

Quarterly Financial Information

	Total revenues	Net earnings	Earnings per share – basic	Earnings per share – diluted
	(in millions of dollars)		(in dollars)	
2001				
First quarter	**4,239**	**163**	**0.72**	**0.71**
Second quarter	**4,627**	**224**	**1.01**	**0.97**
Third quarter	**4,579**	**151**	**0.67**	**0.66**
Fourth quarter	**4,915**	**80**	**0.34**	**0.34**
2000				
First quarter	3,992	132	0.59	0.58
Second quarter	4,073	226	1.01	1.00
Third quarter	4,152	161	0.72	0.70
Fourth quarter	4,668	138	0.61	0.60

OFFICERS

Paul Desmarais, Jr.
Chairman and Co-Chief Executive Officer

André Desmarais
President and Co-Chief Executive Officer

James W. Burns, O.C.
Deputy Chairman

The Honourable P. Michael Pitfield, P.C., Q.C.
Vice-Chairman

Michel Plessis-Bélair, FCA
Vice-Chairman
and Chief Financial Officer

John A. Rae
Executive Vice-President,
Office of the Chairman
of the Executive Committee

Arnaud Vial
Senior Vice-President, Finance

Edward Johnson
Vice-President, General Counsel
and Secretary

Peter Kruyt
Vice-President

Gérard Veilleux
Vice-President

Denis Le Vasseur, C.A.
Controller

Pierre-Elliott Levasseur
Treasurer

Jeannine Robitaille
Assistant Secretary

BOARD OF DIRECTORS

James W. Burns, O.C. (1)
Deputy Chairman of the Corporation

Laurent Dassault
Managing Director, Dassault Investissements

The Honourable William G. Davis, P.C., C.C., Q.C. (1)(2)(3)
Counsel, Torys

André Desmarais
President and Co-Chief Executive Officer of the Corporation and Deputy Chairman, Power Financial Corporation

The Honourable Paul Desmarais, P.C., C.C. (1)
Chairman of the Executive Committee of the Corporation

Paul Desmarais, Jr.
Chairman and Co-Chief Executive Officer of the Corporation and Chairman, Power Financial Corporation

Michel François-Poncet
Vice-Chairman, BNP Paribas

Anthony R. Graham
President, Wittington Investments, Limited

Robert Gratton
President and Chief Executive Officer, Power Financial Corporation

F. Ross Johnson, O.C., LL.D. (1)(3)
Chairman, RJM Group Inc.

Jacques de Larosière de Champfeu
Honorary Governor of the Bank of France and Adviser, BNP Paribas

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

The Right Honourable Donald F. Mazankowski, P.C., O.C. (1)(2)(3)
Company Director

Jerry E.A. Nickerson (1)
Chairman of the Board, H.B. Nickerson & Sons Limited

James R. Nininger (2)
Company Director

Sylvia Ostry, C.C. (2)
Distinguished Research Fellow, Centre for International Studies, University of Toronto

Robert Parizeau (2)
Chairman, Aon Parizeau Inc.

Jean Peyrelevade
Chairman of the Board, Crédit Lyonnais

The Honourable P. Michael Pitfield, P.C., Q.C. (1)
Vice-Chairman of the Corporation

Michel Plessis-Bélair, FCA
Vice-Chairman and Chief Financial Officer of the Corporation and Executive Vice-President and Chief Financial Officer, Power Financial Corporation

John A. Rae
Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation

Amaury-Daniel de Seze
Chairman and Chief Executive Officer, P.A.I. management

Emőke J.E. Szathmáry, Ph.D.
President and Vice-Chancellor, University of Manitoba

INTERNATIONAL ADVISORY COUNCIL

The Honourable Paul Desmarais, P.C., C.C.
Chairman of the Executive Committee
Power Corporation of Canada
Chairman of the International Advisory Council
Canada

The Honourable William G. Davis, P.C., C.C., Q.C.
Counsel
Torys
Vice-Chairman of the International Advisory Council
Canada

Junichi Amano
Senior Corporate Adviser
Nihon Unisys, Ltd.
Japan

Dwayne O. Andreas
Chairman Emeritus
Archer Daniels Midland Company
United States of America

Lord Armstrong of Ilminster
Chairman
Forensic Investigative Associates plc
Director
IAMGOLD Corporation Limited
Former Secretary of the Cabinet and Head of the Home Civil Service
United Kingdom

The Honourable Charles R. Bronfman, P.C., C.C.
Chairman
The Andrea and Charles Bronfman Philanthropies
Chairman of the Board
Koor Industries Ltd.
United States of America

Gustavo A. Cisneros
Chairman and Chief Executive Officer
Cisneros Group of Companies
Venezuela

Michel François-Poncet
Vice-Chairman
BNP Paribas
France

Baron Frère
Chairman
Groupe Bruxelles Lambert S.A.
Belgium

Pierre Haas
Honorary Chairman
Paribas International
France

F. Ross Johnson, O.C., LL.D.
Chairman
RJM Group Inc.
United States of America

Donald R. Keough
Chairman
Allen & Company Incorporated
United States of America

André Lévy-Lang
Former Chairman of the Board of Management
Paribas
France

The Right Honourable Donald F. Mazankowski, P.C., O.C.
Company Director
Canada

The Right Honourable Brian Mulroney, P.C., C.C., LL.D.
Senior Partner
Ogilvy Renault
Canada

Sylvia Ostry, C.C.
Distinguished Research Fellow
Centre for International Studies
University of Toronto
Canada

Moeen Qureshi
Chairman
Emerging Markets Partnership
United States of America

Helmut Schmidt
Former Chancellor of the Republic of Germany
Publisher, Die Zeit
Germany

The Honorable Paul A. Volcker
Former Chairman
Federal Reserve Board
United States of America

Wei Ming Yi
Chairman of the International Advisory Council
China International Trust and Investment Corporation
People's Republic of China

His Excellency Sheikh Ahmed Zaki Yamani
Chairman
Centre for Global Energy Studies
Saudi Arabia

Transfer Agent and Registrar
Computershare Trust Company of Canada

8th Floor, 151 Front Street West
Toronto, Ontario, Canada M5J 2N1
(416) 981-9633

Place Montréal Trust
6th Floor, 1800 McGill College Avenue
Montréal, Québec, Canada H3A 3K9
(514) 982-7555

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9
(604) 661-0222

Web site
Visit our Web site at: www.powercorp.com

Corporate Information
Additional copies of this annual report as well as copies of the annual reports of Power Financial Corporation, Great-West Lifeco Inc., The Great-West Life Assurance Company, London Insurance Group Inc., London Life Insurance Company, Investors Group Inc. and Pargesa Holding S.A. are available from:

The Secretary
Power Corporation of Canada
751 Victoria Square
Montréal, Québec
Canada H2Y 2J3
or
Suite 2600
Richardson Building
1 Lombard Place
Winnipeg, Manitoba
Canada R3B 0X5

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

Stock Listings
Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:
Subordinate Voting Shares: POW
Participating Preferred Shares: POW. PR.E
First Preferred Shares 1986 Series: POW. PR.F
First Preferred Shares, Series A: POW. PR.A
First Preferred Shares, Series B: POW.PR.B

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.

The cover and pages of this annual report are printed on recycled paper.

PRINTED IN CANADA

82/3 /

POWER CORPORATION OF CANADA 02 MAY -7 AM 10:43

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of Participating Preferred Shares and Subordinate Voting Shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER CORPORATION OF CANADA will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada on Thursday, May 23, 2002, at 11:00 a.m., local time, for the following purposes:

(1) to elect directors;

(2) to appoint auditors;

(3) to receive the consolidated financial statements for the year ended December 31, 2001, and the auditors' report thereon; and

(4) to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 8, 2002

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au Secrétaire,
Power Corporation du Canada
751, square Victoria
Montréal (Québec)
Canada H2Y 2J3

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Corporation of Canada (the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Thursday, May 23, 2002 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

Name in full	Abbreviation
Power Financial Corporation	PFC
Great-West Lifeco Inc.	Lifeco
Investors Group Inc.	Investors

Appointment of Proxy

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, P.O. Box 1900, Station B, Montréal, Québec, Canada H3B 3L6 (or be deposited with Computershare, Stock Transfer Services, 6th Floor, Place Montréal Trust, 1800 McGill College Avenue, Montréal, Québec, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presented at the Meeting.

Revocation of Proxy

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Voting Shares and Principal Holders Thereof

On April 8, 2002, there were outstanding 24,427,386 Participating Preferred Shares and 197,353,452 Subordinate Voting Shares of the Corporation. The Participating Preferred Shares and the Subordinate Voting Shares are herein sometimes collectively referred to as the "Voting Shares".

Each holder of Participating Preferred Shares is entitled to 10 votes and each holder of Subordinate Voting Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on April 5, 2002 (the "Record Date"). The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2003 is January 9, 2003.

The Articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Participating Preferred Shares of the Corporation.

To the knowledge of the directors and officers of the Corporation, on April 8, 2002: (i) Mr. Paul Desmarais, Sr., the Chairman of the Executive Committee exercised, directly and through Gelco Entreprises Ltd. ("Gelco"), Pansolo Holding Inc. ("Pansolo"), 3439496 Canada Inc. ("3439496"), Ansopolo Investments Corporation ("Ansopolo"), Ramezay Investments Corporation ("Ramezay") and 3876357 Canada Inc. ("3876357") control or direction over 24,301,696 Participating Preferred Shares and 43,086,080 Subordinate Voting Shares in the aggregate, representing 99.5 per cent and 21.8 per cent, respectively, of the outstanding shares of such classes and 64.8 per cent of the votes attached to the outstanding Voting Shares of the Corporation; (ii) Gelco was the owner of 24,117,850 Participating Preferred Shares, Pansolo was the owner of 14,343,040 Subordinate Voting Shares and 183,846 Participating Preferred Shares, 3439496 was the owner of 2,000,000 Subordinate Voting Shares, Ansopolo was the owner of 3,000,000 Subordinate Voting Shares, Ramezay was the owner of 3,000,000 Subordinate Voting Shares and 3876357 was the owner of 20,343,040 Subordinate Voting Shares representing respectively 98.7 per cent, 7.3 per cent, 0.8 per cent, 1.0 per cent, 1.5 per cent, 1.5 per cent and 10.3 per cent of the outstanding shares of such classes; (iii) Gelco, Pansolo, 3439496, Ansopolo, Ramezay and 3876357 were all controlled by Mr. Desmarais; (iv) pursuant to an agreement between Pansolo and Groupe Industriel Marcel Dassault ("GIMD"), Pansolo was entitled to exercise the voting rights attached to the 6,000,000 Subordinate Voting Shares owned by GIMD representing 3.0 per cent of the outstanding shares of such class; and (v) no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

Election of Directors

The Board of Directors of the Corporation consists of not less than 9 and not more than 28 members as determined from time to time by the directors, such number presently being fixed at 17. The 17 persons named hereunder will be proposed for election as directors of the Corporation. Except where authority to vote in respect of the election of directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election, in his or her stead, of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Corporation also appoints an executive committee and a compensation committee.

The term of office of each director currently in office expires at the close of the Meeting. Each director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of Deferred Share Units held (d), as of April 8, 2002	
Laurent Dassault Managing Director of Dassault Investissements, an investment and financing company	May 1997	25,000	Subordinate Voting Shares of the Corporation
André Desmarais President and Co-Chief Executive Officer of the Corporation; Deputy Chairman of PFC	May 1988	144,929	Subordinate Voting Shares of the Corporation
		21,600	Common Shares of PFC
		51,659	Common Shares of Lifeco
		1,590	Deferred Share Units of the Corporation
The Honourable Paul Desmarais, P.C., C.C. (a) Chairman of the Executive Committee of the Corporation	May 1968		See "Voting Shares and Principal Holders Thereof" on page 2
		43,659	Common Shares of Lifeco
		233,919,648	Common Shares of PFC through the Corporation
		287,460,240	Common Shares of Lifeco through PFC
		16,231,004	Common Shares of Lifeco through Investors
		147,932,080	Common Shares of Investors through PFC
		9,200,000	Common Shares of Investors through The Great-West Life Assurance Company
Paul Desmarais, Jr. Chairman and Co-Chief Executive Officer of the Corporation; Chairman of PFC	May 1988	3,629	Subordinate Voting Shares of the Corporation
		43,659	Common Shares of Lifeco
		30,000	Common Shares of Investors
		829	Deferred Share Units of the Corporation

(a) Member of the Executive Committee
(b) Member of the Audit Committee
(c) Member of the Compensation Committee
(d) Certain members of the Board of Directors chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of Deferred Share Units held (d), as of April 8, 2002	
Michel François-Poncet Vice-Chairman of BNP Paribas, a commercial bank	Nov. 1986	–	
Anthony R. Graham President of Wittington Investments, Limited, an investment management company	May 2001	10,000 10,000	Subordinate Voting Shares of the Corporation Common Shares of PFC
Robert Gratton President and Chief Executive Officer of PFC; Chairman of Great-West Life & Annuity Insurance Company	July 1989	10,460 310,000 330,000 75,000 1,658	Subordinate Voting Shares of the Corporation Common Shares of PFC Common Shares of Lifeco Common Shares of Investors Deferred Share Units of the Corporation
The Right Honourable Donald F. Mazankowski, P.C., O.C. (a)(b)(c) Company Director	May 1996	1,000 2,000 1,500 1,000	Subordinate Voting Shares of the Corporation Common Shares of PFC Common Shares of Lifeco Common Shares of Investors
Jerry E.A. Nickerson (a) Chairman of the Board, H.B. Nickerson & Sons Limited, a management and holding company	May 1999	4,000 4,000 2,000	Subordinate Voting Shares of the Corporation Common Shares of PFC Common Shares of Investors
James R. Nininger (b) Company Director	May 2001	1,000 808	Subordinate Voting Shares of the Corporation Deferred Share Units of the Corporation
Robert Parizeau (b) Chairman, Aon Parizeau Inc., insurance brokers, risk consultants	May 1985	12,000 5,200 1,805	Subordinate Voting Shares of the Corporation Common Shares of PFC Deferred Share Units of the Corporation
Jean Peyrelevade Chairman of the Board of Crédit Lyonnais, a French bank	May 1994	4,000	Subordinate Voting Shares of the Corporation
The Honourable P. Michael Pitfield, P.C., Q.C. (a) Member of the Senate of Canada and Vice-Chairman of the Corporation	May 1985	70,000 75,000 55,000 30,000	Subordinate Voting Shares of the Corporation Common Shares of PFC Common Shares of Lifeco Common Shares of Investors

(a) Member of the Executive Committee
(b) Member of the Audit Committee
(c) Member of the Compensation Committee
(d) Certain members of the Board of Directors chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of Deferred Share Units held (d), as of April 8, 2002
Michel Plessis-Bélair, FCA Vice-Chairman and Chief Financial Officer of the Corporation; Executive Vice-President and Chief Financial Officer of PFC	May 1988	18,836 Subordinate Voting Shares of the Corporation 3,000 Common Shares of PFC 20,000 Common Shares of Lifeco 4,000 Common Shares of Investors
John A. Rae Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation	May 1988	20,766 Subordinate Voting Shares of the Corporation
Amaury-Daniel de Seze President and Chief Executive Officer of P.A.I. management (previously Paribas Affaires Industrielles), a private equity investment corporation	May 2001	–
Emőke J.E. Szathmáry, Ph.D. President and Vice-Chancellor, University of Manitoba	May 1999	651 Deferred Share Units of the Corporation

(a) Member of the Executive Committee
(b) Member of the Audit Committee
(c) Member of the Compensation Committee
(d) Certain members of the Board of Directors chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Compensation of Directors

During the financial year ended December 31, 2001, each director received a basic annual retainer of $30,000. An additional annual fee of $10,000 was paid to the Chairman of the Audit Committee and the Chairman of the Compensation Committee. In addition, the Corporation paid each director a fee of $1,250 for each board meeting or committee meeting that the director attended. Mr. Paul Desmarais, Sr. received from the Corporation $250,000 for his services as Chairman of the Executive Committee of the Corporation. A corporation controlled by Mr. Mazankowski received fees from the Corporation in the amount of $62,500 for business advice to the Corporation in addition to his duties as director. Dr. Sylvia Ostry received fees from PFC in the amount of $50,000 pursuant to a consulting services agreement whereby she provides business advice to PFC in addition to her duties as a director.

The Corporation established a deferred share unit plan (the "Plan") for the directors of the Corporation to promote a greater alignment of interests between directors and shareholders of the Corporation. Under the Plan, each director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a director's membership on the Board is terminated or in the event of the death of a director by a lump sum cash payment, based on the value of a deferred share unit at that time.

Executive Compensation

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options Granted (#)	($)
Paul Desmarais, Jr. (2) Chairman and Co-Chief Executive Officer	2001 2000 1999	810,000 777,000 750,000	1,000,000 750,000 300,000	24,300 16,138 –	700,000 430,000 –	244,750 207,690 156,200
André Desmarais (2) President and Co-Chief Executive Officer	2001 2000 1999	810,000 777,000 750,000	1,000,000 750,000 300,000	24,300 16,138 –	700,000 430,000 –	356,000 330,340 266,400
Michel Plessis-Bélair (2) Vice-Chairman and Chief Financial Officer	2001 2000 1999	625,000 600,000 550,000	400,000 200,000 110,000	18,750 12,462 –	235,000 79,500 –	296,500 267,540 198,000
Gérard Veilleux Vice-President	2001 2000 1999	425,000 412,000 400,000	90,000 80,000 40,000	10,626 7,131 –	100,000 49,000 –	132,750 119,390 99,800
John A. Rae Executive Vice-President, Office of the Chairman of the Executive Committee	2001 2000 1999	405,000 388,000 375,000	130,000 150,000 125,000	20,400 17,434 7,500	140,000 47,000 –	40,000 31,625 24,500
Arnaud Vial (2) Senior Vice-President, Finance	2001 2000 1999	405,000 388,000 375,000	175,000 100,000 75,000	83,853 16,500 12,000	105,000 64,500 –	– – –

(1) All or a portion of this compensation represents the Corporation's contribution to ~~a~~the Corporation's share purchase plan, which is offered to all employees of the Corporation.

(2) Denotes salary, bonus and other annual compensation paid to each such Named Executive Officer for his services both as an executive officer of the Corporation and with respect to his functions for Power Financial Corporation, a subsidiary of the Corporation.

Option Grants in Last Financial Year

The table below shows information regarding grants of stock options to acquire Subordinate Voting Shares made to the Named Executive Officers under the Power Executive Stock Option Plan during the financial year ended December 31, 2001.

Name	Securities Under Options Granted (#) (1)	Percentage of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Paul Desmarais, Jr.	700,000	30	35.325	35.325	April 3, 2011
André Desmarais	700,000	30	35.325	35.325	April 3, 2011
Michel Plessis-Bélair	235,000	10	35.325	35.325	April 3, 2011
Gérard Veilleux	100,000	4.3	35.325	35.325	April 3, 2011
John A. Rae	140,000	6	35.325	35.325	April 3, 2011
Arnaud Vial	105,000	4.5	35.325	35.325	April 3, 2011

(1) Exercisable as to 50% after one year, 75% after two years and 100% after three years from the date of grant of the options.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table summarizes for each of the Named Executive Officers the number of Subordinate Voting Shares of the Corporation acquired pursuant to the exercise of options under the Power Executive Stock Option Plan during the financial year ended December 31, 2001, the aggregate value realized upon exercise and the total number of Subordinate Voting Shares of the Corporation covered by unexercised options held at December 31, 2001.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Year-End ($) Exercisable/ Unexercisable
Paul Desmarais, Jr.	199,000	5,313,540	1,464,000 / 915,000	30,303,080 / 6,035,025
André Desmarais	125,000	3,589,579	1,748,000 / 915,000	38,866,954 / 6,035,025
Michel Plessis-Bélair	53,300	1,335,831	209,750 / 274,750	2,605,229 / 1,499,566
Gérard Veilleux	25,000	611,928	304,500 / 124,500	6,174,870 / 761,258
John A. Rae	80,000	1,954,500	223,500 / 163,500	3,876,835 / 890,423
Arnaud Vial	–	–	132,250 / 137,250	2,214,704 / 905,254

Pension Benefits

The Corporation has a Supplementary Executive Retirement Plan (the "SERP") pursuant to which pension benefits may become payable to certain of the executive officers of the Corporation or any subsidiary of the Corporation (collectively, the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors. The Named Executive Officers participate in the SERP.

Under the SERP, a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under the Corporation's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses during the final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6 ⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55. The following table sets forth the annual pension benefits payable under the SERP and the Corporation's basic pension plan.

	Years of Service		
Remuneration	5	10	15 or more
$ 400,000	$ 72,000	$152,000	$ 232,000
$ 500,000	$ 92,000	$192,000	$ 292,000
$ 750,000	$142,000	$292,000	$ 442,000
$1,000,000	$192,000	$392,000	$ 592,000
$1,250,000	$242,000	$492,000	$ 742,000
$1,500,000	$292,000	$592,000	$ 892,000
$1,750,000	$342,000	$692,000	$1,042,000
$2,000,000	$392,000	$792,000	$1,192,000
$2,250,000	$442,000	$892,000	$1,342,000

Respective years of credited service under the SERP as of December 31, 2001 for the eligible Named Executive Officers are as follows: Mr. Paul Desmarais, Jr., 10.17 years; Mr. André Desmarais, 9.58 years; Mr. Michel Plessis-Bélair, more than 15 years; Mr. Gérard Veilleux, 7.83 years; Mr. John A. Rae, more than 15 years; and Mr. Arnaud Vial, 4.83 years.

Report of Compensation Committee on Executive Compensation

The Board of Directors of the Corporation has a Compensation Committee (the "Committee") composed of Messrs. F. Ross Johnson, William G. Davis and Donald F. Mazankowski. These three directors are not employees nor officers of the Corporation or of any of its affiliates. The Committee reviews and establishes the compensation of the executive officers of the Corporation, including the Named Executive Officers. The Committee's mandate is determined by the Board of Directors. The Committee is familiar with compensation packages in the industry and familiarizes itself with remuneration practices in general.

The Corporation's compensation program consists principally of salary and, in special circumstances, bonuses. Incentive stock options are also awarded from time to time.

Pursuant to the policy established by the Committee, the compensation program is designed so that the annual compensation for executive officers remains competitive with the compensation for comparable employment, responsibilities and performance with major international management and holding companies both in Canada and abroad. The long-term performance of the Corporation is also an element in the matrix of factors which are considered by the Committee in making its determination of annual compensation.

The Committee believes that the long-term incentives in the form of options play an important role in aligning the interests of executive officers and the Corporation's shareholders. When determining whether and how many new options are to be granted, the Committee considers a number of factors including salary, level of responsibility and the amount and terms of outstanding options.

The compensation of the co-chief executive officers includes the same elements as are included in the compensation of other executive officers as described above and is established by the Committee based on its opinion as to a fair and reasonable compensation package, taking into account their contribution to the Corporation's long-term growth and the Committee members' knowledge of remuneration practices both in Canada and abroad.

F. Ross Johnson (Chairman)
William G. Davis
Donald F. Mazankowski

Directors' and Officers' Liability Insurance

The Corporation has purchased liability insurance for its directors and officers. The total amount of such insurance purchased and paid for by the Corporation and its subsidiary, PFC, for both groups is $50,000,000 at a cost of $204,800 per year with a retention amount (deductible) of $1,000,000.

Performance Graph

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Subordinate Voting Shares compared with the TSE 300 Composite Index, over the five-year period ended December 31, 2001.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.

Five-Year Cumulative Total Returns
Value of $100 invested on December 31, 1996


Compound
Annual
Growth
$450
$400
$350
$300
$250
$200
$150
$100
$50
Index Value
PCC
TSE 300
25.5%
6.8%
1996
1997
1998
1999
2000
2001

Note:
PCC: Assumes that all dividends were reinvested.
TSE 300: Total return index (all dividends reinvested).

Appointment of Auditors

Deloitte & Touche LLP or its predecessor firms have been the auditors of the Corporation since its incorporation in 1925. It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed if approved by a majority of the votes cast at the Meeting.

Available Documentation

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, one copy of (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results of operations and any interim financial statements of the Corporation issued subsequent to the annual financial statements and (iii) the information circular of the Corporation in respect of the most recent annual meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof, unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Approval by Directors

The contents and the sending of this Management Proxy Circular have been approved by the directors.

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 8, 2002